AGREEMENT AND PLAN OF MERGER

BY AND AMONG

APOLLO GROUP, INC.,

ASTEROID ACQUISITION CORPORATION

AND

APTIMUS, INC.

Dated as of August 7, 2007

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TABLE OF CONTENTS
(continued)
Page

3.24	Books and Records	43
3.25	Opinion of Financial Advisor	43
3.26	Brokers or Finders	43
3.27	No Illegal Payments	44
3.28	Customers	44
3.29	Bank Accounts	44
3.30	Powers of Attorney	45
3.31	Rights Plan	45
3.32	Proxy Statement	45

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	45

4.1	Organization and Good Standing	45
4.2	Authority and Enforceability	46
4.3	No Conflicts; Authorizations	46
4.4	Availability of Funds	47
4.5	Brokers or Finders	47
4.6	Interim Operations of Sub	47
4.7	Stock Ownership	47
4.8	Proxy Statement	47

ARTICLE V	COVENANTS OF THE COMPANY	48

5.1	Conduct of Business	48
5.2	Negative Covenants	48
5.3	Access to Information	51
5.4	Resignations	51
5.5	Consents	51
5.6	Notification of Certain Matters	51
5.7	Exclusivity	52
5.8	Company Shareholders' Meeting	55
5.9	Proxy Statement	55
5.10	Rights Plan	56
5.11	FIRPTA Certificate	57
5.12	Company Benefit Plans	57

ARTICLE VI	COVENANTS OF PARENT	57

6.1	Form S-8	57
6.2	Benefit Plans	57
6.3	Delisting and Deregistration	58
6.4	Indemnification	58
6.5	Notification of Certain Matters	60

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TABLE OF CONTENTS
(continued)
Page

ARTICLE VII	COVENANTS OF THE COMPANY AND PARENT	60

7.1	Regulatory Approvals	60
7.2	Public Announcements	60
7.3	Section 16 Matters	60
7.4	Further Assurances	61

ARTICLE VIII	CONDITIONS TO MERGER	61

8.1	Conditions to Each Party's Obligation to Effect the Merger	61
8.2	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	61
8.3	Conditions to Obligation of the Company to Effect the Merger	63

ARTICLE IX	TERMINATION	63

9.1	Termination	63
9.2	Effect of Termination	66
9.3	Remedies	66
9.4	Termination Fee	66

ARTICLE X	MISCELLANEOUS	68
10.1	Notices	69
10.2	Survival	69
10.3	Amendments and Waivers	69
10.4	Fees and Expenses	69
10.5	Successors and Assigns	70
10.6	Governing Law	70
10.7	Consent to Jurisdiction	70
10.8	Counterparts	70
10.9	Third Party Beneficiaries	70
10.10	Entire Agreement	71
10.11	Captions	71
10.12	Severability	71
10.13	Specific Performance	71

ARTICLE XI	DEFINITIONS	71

11.1	Definitions	71
11.2	Interpretation	74

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated as of August 7, 2007 (the "Agreement Date"), by and among Apollo Group, Inc., an Arizona corporation ("Parent"), Asteroid Acquisition Corporation, a Washington corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Aptimus, Inc., a Washington corporation (the "Company").

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company deem it advisable and in the best interests of their respective shareholders to consummate the business combination provided for herein;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Parent, Merger Sub and the Company have approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has determined to recommend to the shareholders of the Company the adoption of this Agreement; and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of the Company are entering into voting agreements with Parent in substantially the form attached as Exhibit A hereto (collectively, the "Company Voting Agreements").

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1.  The Merger. Subject to the terms and conditions of this Agreement and the Articles of Merger in such form as is required by the relevant provisions of the Washington Business Corporation Act, as amended (the "WBCA"), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). As a result of the Merger, the outstanding shares of capital stock of the Company and Merger Sub shall be converted or canceled in the manner provided in Article II of this Agreement, the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving corporation following the Merger. Merger Sub and the Company are sometimes referred to herein as the "Constituent Corporations" and the Company as the surviving corporation following the Merger is sometimes referred to herein as the "Surviving Corporation."

1.2.  Closing; Effective Time. The closing of the Merger (the "Closing") shall take place at the offices of Morgan, Lewis & Bockius LLP, One Market Street, San Francisco, California, at 10:00 a.m. on a date to be specified by the parties which shall be no later than two Business Days after satisfaction (or waiver as provided herein) of the conditions set forth in Article VIII (other than those conditions that by their nature will be satisfied at the Closing), unless another time, date and/or place is agreed to in writing by the parties. The date upon which the Closing occurs is herein referred to as the "Closing Date." At the Closing, the Company as the surviving corporation shall file the Articles of Merger with the Secretary of State of the State of Washington as provided in Chapter 23B.11.050 of the WBCA. The Merger shall become effective at such time as the Articles of Merger is so filed or at such later time as is set forth in the Articles of Merger, if different, which time is hereinafter referred to as the "Effective Time."

1.3.  Effects of the Merger.

(a)  At and after the Effective Time, the Merger shall have the effects specified in Chapter 23B.11.060 of the WBCA.

(b)  At the Effective Time, the Articles of Incorporation of the Company as the Surviving Corporation shall be amended and restated to read the same as the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that Article I of the Articles of Incorporation of the Surviving Corporation shall read as follows: "The name of this corporation is Aptimus, Inc." As so amended and restated, the Articles of Incorporation of the Company shall be the Articles of Incorporation of the Surviving Corporation until amended thereafter in accordance with applicable Law.

(c)  At the Effective Time, the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation (except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be changed to refer to Aptimus, Inc.), until amended thereafter in accordance with applicable Law.

(d)  At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office until their respective death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified, all in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation and applicable Law.

1.4.  Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title and interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either Constituent Corporation, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title and interest in, to and under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

ARTICLE II

EFFECT ON CAPITAL STOCK; SURRENDER OF CERTIFICATES AND PAYMENT

2.1.  Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any shareholder of the Company (each such shareholder, a "Company Shareholder"):

(a)  Each share of common stock of the Company, no par value ("Company Common Stock"), together with the associated rights to purchase shares of capital stock of the Company ("Rights") issued pursuant to that certain Rights Agreement dated as of March 12, 2002, by and between the Company and Mellon Investor Services LLC, as Rights Agent (the "Rights Plan") (each such share of Company Common Stock, together with the associated Rights, a "Share"), issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive and become exchangeable for $6.25 in cash, without interest thereon (the "Merger Consideration"), as provided in Section 2.2 hereof.

(b)  Each Share issued and outstanding and owned by Parent, Merger Sub or any other Subsidiary of Parent and Shares owned by the Company or any wholly owned subsidiary of the Company, in each case not held on behalf of third parties (collectively, "Excluded Shares"), immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no cash, securities or other consideration shall be payable in respect thereof.

(c)  Each share of common stock of Merger Sub, no par value, issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(d)  If between the Agreement Date and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or any similar event, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or similar event.

2.2.  Surrender of Stock Certificates and Payment.

(a)  Prior to the Effective Time, Parent shall enter into an agreement with Mellon Investor Services LLC, or such other bank or trust company of nationally recognized standing that may be designated by Parent and is reasonably satisfactory to the Company (the "Paying Agent"). As soon as reasonably practicable following the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the Company Shareholders (other than with respect to Excluded Shares), the amount of cash payable pursuant to Section 2.1 as of the Effective Time in respect of the Shares (other than Excluded Shares) (such cash being hereinafter referred to as the "Payment Fund"). The Paying Agent shall make the cash payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund shall not be used for any other purpose.

(b)  As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Shares a letter of transmittal and instructions (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to Shares shall pass, only upon proper delivery of the certificates representing Shares ("Certificates") or transfer of uncertificated Shares ("Uncertificated Shares") to the Paying Agent) for use in exchanging Shares for the Merger Consideration payable in respect of such Shares. Upon (x) surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent pursuant to such instructions, or (y) receipt of an "agent's message" by the Paying Agent (or any other evidence that the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holder of such Shares shall be entitled to receive in exchange therefor cash in an amount (subject to any applicable withholding taxes) equal to the product of the number of Shares represented by a Certificate or Uncertificated Shares and the Merger Consideration, and the Certificate or Uncertificated Shares so surrendered shall forthwith be canceled.

(c)  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or uncertificated Share is surrendered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or, in the case of an Uncertificated Share, such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any and all Taxes required as a result of the payment to a Person other than the registered holder of the Certificate or Uncertificated Share or establish by evidence reasonably satisfactory to the Paying Agent that any such Taxes have been paid or are not payable. Until surrendered or transferred as contemplated by this Section 2.2, each Certificate and Uncertificated Share (other than Certificates or Uncertificated Shares representing Excluded Shares and Dissenting Shares) shall represent at all times after the Effective Time solely the right to receive, upon such surrender or transfer, in accordance with the terms hereof, the Merger Consideration in respect of the Company Common Stock represented thereby.

(d)  All cash paid upon surrender of the Certificates or Uncertificated Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates or such Uncertificated Shares. At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the Company Shareholders shall cease to have any rights with respect to Shares outstanding immediately prior to the Effective Time, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates or Uncertificated Shares (other than those representing Excluded Shares or Dissenting Shares) presented to the Paying Agent or Parent for any reason shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth in, this Article II.

(e)  Any portion of the aggregate Merger Consideration made available to the Paying Agent to pay for Shares for which appraisal rights have been perfected shall be returned to Parent upon demand. Any portion of the Payment Fund that remains undistributed to the Company Shareholders for a period of six months after the Effective Time shall be redelivered to Parent, and any Company Shareholders who have not theretofore complied with this Article II shall thereafter look only to Parent for the cash to which they are entitled pursuant to Section 2.1. Any portion of the Payment Fund remaining unclaimed by Company Shareholders as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. To the fullest extent permitted by Law, neither Parent nor the Surviving Corporation shall be liable to any Company Shareholder or other Person for cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.3.  Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Shareholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the "Code"), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

2.4.  Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the amount of cash to which the holder thereof is entitled pursuant to Section 2.1 (subject to any applicable withholding taxes).

2.5.  Dissenting Shares.

(a)  Notwithstanding anything in this Agreement other than Section 2.5(b) to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time and held by a shareholder who is entitled to dissent from the Merger under Chapter 23B.13 of the WBCA and who has exercised, when and in the manner required by Chapter 23B.13 of the WBCA to the extent so required prior to the Effective Time, such right to dissent and to obtain payment of the fair value of such shares under Chapter 23B.13 of the WBCA in connection with the Merger ("Dissenting Shares") shall not be converted into the right to receive the Merger Consideration unless and until such shareholder shall have effectively withdrawn or lost (through failure to perfect or otherwise) such shareholder's right to obtain payment of the fair value of such shareholder's Dissenting Shares under Chapter 23B.13 of the WBCA, but shall instead be entitled only to such rights with respect to such Dissenting Shares as may be granted to such shareholder under Chapter 23B.13 of the WBCA. From and after the Effective Time, Dissenting Shares shall not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to shareholders of record prior to the Effective Time). The Company shall promptly provide any notices of dissent to Parent.

(b)  If any shareholder who holds Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such shareholder's right to obtain payment of the fair value of such shareholder's Dissenting Shares under Chapter 23B.13 of the WBCA, then, as of the later of the Effective Time and the occurrence of such effective withdrawal or loss, such shareholder's shares of Common Stock shall no longer be Dissenting Shares and, if the occurrence of such effective withdrawal or loss is later than the Effective Time, shall be treated as if they had as of the Effective Time been converted into the right to receive Merger Consideration as set forth in Section 2.1(a).

(c)  The Company shall give Parent (i) prompt notice of any notices of dissent received by the Company, withdrawals of such notices, and any other related instruments served pursuant to the WBCA and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to Dissenting Shares under the WBCA. The Company shall not, except with the prior written consent of Parent or as otherwise required by the WBCA, make, offer to make or agree to make any payment with respect to any Dissenting Shares.

2.6.  Company Stock Options; Company SARS.

(a)  At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the Company or holders of Company Stock Options, Parent shall assume the Company's 1997 Stock Option Plan and 2001 Stock Plan (the "Company Stock Plans"), with the result that all obligations of the Company under the Company Stock Plans, including with respect to Company Stock Options outstanding at the Effective Time, shall be obligations of Parent following the Effective Time. Without limiting the foregoing, at the Effective Time, each outstanding option to purchase shares of Company Common Stock under the Company Stock Plans (each such option, a "Company Stock Option"), whether vested or unvested, shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent (each such assumed option, a "Replacement Option"). Each Replacement Option shall be subject to the same terms and conditions as the applicable Company Stock Option it replaced, except that (A) each such Replacement Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Exchange Ratio, and (B) the exercise price per share of Parent Common Stock shall be an amount equal to the exercise price per share of the shares of Company Common Stock subject to such Company Stock Option in effect immediately prior to the Effective Time divided by the Option Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). To the extent that Company Stock Options were intended to qualify as "incentive stock options," each Replacement Option will be intended to qualify as an "incentive stock option" under the Code. As promptly as reasonably practicable following the Effective Time, Parent shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Company Stock Option under the Company Stock Plans a document evidencing the foregoing assumption of such Company Stock Option. "Option Exchange Ratio" means a fraction, the numerator of which is the Merger Consideration and the denominator of which is the average closing price of Parent Common Stock on the five trading days immediately preceding the date on which the Effective Time occurs. Notwithstanding the foregoing, at the option of a holder of a vested Company Stock Option delivered to the Company and Parent not less than 10 Business Days prior to Closing, such Company Stock Option shall not be assumed by Parent and shall be net exercised (subject to receipt by the Company and Parent of the relevant documentation evidencing such Company Stock Option and any agreement reasonably requested by Parent to evidence such net exercise), and such holder shall be entitled to receive, subject to and in accordance with Section 2.2, an amount of cash, without interest, equal to the difference between (i) the product of (A) the number of shares of Company Common Stock subject to such vested Company Stock Option multiplied by (B) the Merger Consideration, less (ii) the product of (A) number of shares of Company Common Stock subject to such vested Company Stock Option multiplied by (B) the exercise price per share of Company Common Stock, in each case subject to the withholding by the Company of required Taxes. As of the Effective Time, all such vested Company Stock Options that have been net exercised as provided in the immediately preceding sentence shall automatically be cancelled and no longer deemed outstanding, and the holders thereof shall not have any rights with respect thereto, except the right to receive the amount resulting from the calculation set forth in the immediately preceding sentence, without interest, upon surrender of their option documentation and compliance with Section 2.2.

(b)  At the Effective Time all obligations of the Company under the Company Stock Plans, including with respect to Company stock appreciation rights outstanding at the Effective Time ("Company SARS"), shall be obligations of Parent following the Effective Time. Without limiting the foregoing, at the Effective Time, each outstanding Company SAR under the Company Stock Plans, whether vested or unvested, shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed by Parent (each such assumed option, a "Replacement SAR"). Each Replacement SAR shall be subject to the same terms and conditions as the applicable Company SAR it replaced, except that (A) each such Replacement SAR shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company SAR multiplied by the Option Exchange Ratio, and (B) the exercise price per share of Parent Common Stock shall be an amount equal to the exercise price per share of the shares of Company Common Stock subject to such Company SAR in effect immediately prior to the Effective Time divided by the Option Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent). As promptly as reasonably practicable following the Effective Time, Parent shall issue to each Person who immediately prior to the Effective Time was a holder of an outstanding Company SAR under the Company Stock Plans a document evidencing the foregoing assumption of such Company SAR.

(c)  At the Effective Time, each share of Company Common Stock that is subject to vesting and a repurchase option in favor of the Company immediately prior to the Effective Time (collectively, "Company Restricted Shares") shall be canceled and shall cease to exist. In lieu of payment of the Merger Consideration for each Company Restricted Share, Parent agrees to pay the Applicable Amount to each holder of Company Restricted Shares promptly after each Applicable Vesting Date (subject to any applicable withholding taxes); provided that if such holder is not employed by Parent or its Affiliates on the Applicable Vesting Date, Parent shall not be required to make a payment of, and such holder shall not be entitled to receive, the Applicable Amount with respect to any Company Restricted Shares that would not have vested as of the date on which such holder ceased to be employed by Parent or its Affiliates. "Applicable Amount" means the product of the Merger Consideration and the number of Company Restricted Shares held by such holder which would have vested on the Applicable Vesting Date if such Company Restricted Shares had remained outstanding. "Applicable Vesting Date" means, in respect of any Company Restricted Shares, each date on which the Company's right to repurchase such Company Restricted Shares would have lapsed if such Company Restricted Shares had remained outstanding.

2.7.  Warrants. At the Effective Time, by virtue of the Merger and without the need for any further action on the part of the Company or holders of warrants to purchase capital stock of the Company ("Warrants"), each Warrant issued and outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive an amount of cash, without interest, equal to the product of (a) the number of shares of Company Common Stock subject to such Warrant immediately prior to the Effective Time (whether vested or unvested) multiplied by (b) the Merger Consideration, less the exercise price per share attributable to such Warrant; provided, however, that the Surviving Corporation and Parent shall be entitled to deduct and withhold from such payment made to the holder of a Warrant the amount of withholding for Taxes required to be deducted and withheld as a result of the transactions contemplated by this Section 2.7; provided further, that the right of the holder of a Warrant to receive such cash shall remain subject to the same terms and conditions set forth in such Warrant.

2.8.  ESPP. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company shall take all reasonable actions necessary to cause the termination of the Company's 2000 Employee Stock Purchase Plan (the "ESPP"). To the extent permitted by the ESPP, the rights of participants in the ESPP with respect to any outstanding offering period under the ESPP shall be determined by treating the Business Day prior to the Effective Time (such date, the "Designated Date") as the last day of such offering period and by making pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. On the Designated Date, the Company shall apply the funds credited as of such date under the ESPP within each participant's payroll withholding account to the purchase of Company Common Stock in accordance with the terms of the ESPP unless such participant has previously withdrawn from such offering period in accordance with the terms of the ESPP.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article III are true and correct, except as set forth in the disclosure letter dated and delivered on the Agreement Date by the Company to Parent (the "Company Disclosure Letter"), which is being concurrently delivered to Parent in connection herewith and is designated therein as being the Company Disclosure Letter. The Company Disclosure Letter shall be arranged in paragraphs corresponding to each representation and warranty section heading set forth in this Article III. Each exception to a representation and warranty set forth in the Company Disclosure Letter shall be deemed to qualify the specific representation and warranty which is referenced in the applicable paragraph of the Company Disclosure Letter, and no other representation or warranty, unless the applicability to any other representation or warranty is reasonably apparent from the wording of such exception.

3.1.  Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except for those jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole. The Company has made available to Parent prior to the Agreement Date true and complete copies of (i) its Charter Documents and (ii) all minutes of (A) the meetings of its Board of Directors, (B) the meetings of each committee of its Board of Directors and (C) the meetings of its shareholders (in each case including any and all written consents in lieu of such meetings) held since January 1, 2005. Such Charter Documents are in full force and effect and the Company is not in default of any provision thereunder. There are no resolutions of the Board of Directors, any committee of the Board of Directors or the shareholders other than as disclosed in the minutes and written consents provided to Parent. "Charter Documents" means, with respect to any entity, the certificate of incorporation, the articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended to date).

3.2.  Capitalization.

(a)  The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, of which 6,611,401 shares of Company Common Stock are issued and outstanding as of August 6, 2007 (and none of which are subject to vesting), and 10,000,000 shares of preferred stock, no par value (the "Company Preferred Stock"), of which no shares of Company Preferred Stock are issued and outstanding as of the Agreement Date. All issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and nonassessable, and were issued in compliance with all applicable federal and state securities Laws. No shares of Company Common Stock are held by any Subsidiary of the Company. No shares of Company Common Stock or Company Preferred Stock are held in the Company's treasury. On the Agreement Date, 10,000 shares of Company Preferred Stock are designated as Series C Preferred Stock and are reserved for issuance upon the exercise of Rights issued pursuant to the Rights Plan.

(b)  The Company has duly reserved (i) 2,681,078 shares of Company Common Stock for future issuance pursuant to the Company Stock Plans, of which Company Stock Options to purchase 1,855,862 shares of Company Common Stock are outstanding as of August 6, 2007, and 219,000 shares of Company Common Stock are subject to Company SARS outstanding as of August 6, 2007, and (ii) 1,925,176 shares of Company Common Stock for future issuance pursuant to the Company ESPP as of August 6, 2007. The Company has issued 25,000 shares of restricted stock that is subject to vesting (the “Company Restricted Stock”) all of which are unvested as of the Agreement Date. The Company has made available to Parent a report dated as of August 6, 2007 that sets forth with respect to each Company Stock Option that is outstanding as of such date: (i) the name of the holder of such Company Stock Option; (ii) the date on which such Company Stock Option was granted; (iii) the term of such Company Stock Option; (iv) the total number of shares of Company Common Stock that was originally subject to such Company Stock Option; (v) the number of shares of Company Common Stock that remain subject to such Company Stock Option and the number of such shares of Company Common Stock that have vested; (vi) the vesting schedule for such Company Stock Option; (vii) the exercise price per share of Company Common Stock purchasable under such Company Stock Option; and (viii) whether such Company Stock Option has been designated an "incentive stock option" as defined in section 422 of the Code. The Company has made available to Parent accurate and complete copies of (A) its standard form of option agreement, (B) any option agreement which deviates in any material respect from the standard form of option agreement and (C) the Company Stock Plans. The Company has made available to Parent a report dated as of August 6, 2007 that sets forth with respect to each Company SAR that is outstanding as of such date: (i) the name of the holder of such Company SAR; (ii) the date on which such Company SAR was granted; (iii) the term of such Company SAR; (iv) the total number of shares of Company Common Stock that was originally subject to such Company SAR; (v) the number of shares of Company Common Stock that remain subject to such Company SAR and the number of such shares of Company Common Stock that have vested; (vi) the vesting schedule for such Company SAR; and (vii) the exercise price per share of Company Common Stock subject to such Company SAR. The Company has made available to Parent accurate and complete copies of (A) its standard form of stock appreciation right agreement and (B) any stock appreciation right agreement which deviates in any material respect from the standard form of stock appreciation right agreement. The Company has made available to Parent a report that sets forth, with respect to Company Restricted Stock, the name of the holder of such stock, the date of issuance of the Company Restricted Stock, the total number of shares of Company Restricted Stock, the total number of shares of Company Restricted Stock that have vested and the vesting schedule for such stock.

(c)  Except for (i) the shares of Company Common Stock outstanding as of the Agreement Date, (ii) the Company Stock Options and Company SARS outstanding as of the Agreement Date, (iii) the Rights, (iv) purchase rights under the Company ESPP and (v) the other options, warrants, purchase rights, subscription rights, conversion rights, exchange rights and other Contracts that, directly or indirectly, could require the Company to issue, sell or otherwise cause to become outstanding shares of Company Common Stock that are outstanding as of the Agreement Date and disclosed in Section 3.2(c)(v) of the Company Disclosure Letter (the options, warrants, rights and other Contracts required to be disclosed pursuant to this Section 3.2(d), the "Other Purchase Rights"), the Company does not have outstanding securities of any kind as of the Agreement Date. Except as set forth in the preceding sentence, the Company is not a party to any Contract in effect as of the Agreement Date obligating the Company, directly or indirectly, to issue additional securities.

(d)  All outstanding Company Stock Options, Company SARS, Company Restricted Stock and Other Purchase Rights have been duly authorized and validly issued and were issued in compliance with all applicable federal and state securities Laws. All shares of Company Common Stock subject to issuance upon exercise, conversion and/or exchange of Company Stock Options, Company SARS and Other Purchase Rights, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(e)  No Company Stock Option, Company SAR, Company Restricted Stock or Other Company Purchase Right will by its terms require an adjustment in its terms in connection with the Merger, except as contemplated by this Agreement. Neither the consummation of the transactions contemplated by this Agreement, nor any action taken or to be taken by the Company in connection with such transactions, will result in (i) any acceleration of exercisability or vesting or lapse of restrictions (including any right to acceleration of vesting or lapse of restrictions that is contingent upon the occurrence of a subsequent event) in favor of any holder of Company Stock Options, Company SARS, Company Restricted Stock, Warrants or Other Purchase Rights (ii) any additional benefits for any holder of Company Stock Options, Company Restricted Stock, Company SARS, Warrant or Other Purchase Rights or (iii) the inability of Parent after the Effective Time to exercise any right or benefit held by the Company prior to the Effective Time with respect to any Company Stock Option, Company SAR, Company Restricted Stock, Warrant or Other Purchase Right assumed by Parent. The assumption by Parent of the Company Stock Plans and the Company Stock Options and Company SARS in accordance with Section 2.6 hereunder will not give rise to any event described in clauses (i) through (iii) of the immediately preceding sentence. Each holder of a Company Stock Option, Company SAR, Company Restricted Stock or Other Purchase Right has been or will be given, or shall have properly waived, any required notice of the Merger prior thereto, and all such rights of notice will terminate at or prior to the Effective Time.

(f)  None of the shares of Company Common Stock, Company Stock Options, Company SARS or Other Purchase Rights were issued, or to the Company's Knowledge have been transferred, in violation of, or are subject to, any preemptive rights, rights of first offer or subscription agreements of the Company. The Company is not a party to any shareholder agreements, voting agreements, voting trusts or any such other similar arrangements with respect to the transfer, voting or other rights associated with its securities (other than the Company Voting Agreements).

(g)  Except for the repurchase at cost of shares of Company Common Stock from employees or contractors of the Company and its Subsidiaries in connection with the termination of their service provider relationship, the Company has not repurchased or otherwise reacquired any of its securities. The repurchase of any such securities was duly approved and authorized by the Board of Directors and complied in all respects with applicable Law, and the Company has no liability, contingent or otherwise, to make any payments with respect to any such repurchased securities. There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any of its securities. There are no declared or accrued unpaid dividends with respect to any of the Company's securities.

(h)  The Company does not have outstanding or authorized any phantom stock, profit participation, or similar rights.

(i)  The Company does not have outstanding any bonds, debentures, notes or other obligations or debt securities the holders of which have the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter.

3.3.  Subsidiaries of the Company.

(a)  Section 3.3(a) of the Company Disclosure Letter contains a true and complete list of the Subsidiaries of the Company and sets forth with respect to each such Subsidiary the jurisdiction of formation, the authorized and outstanding capital stock of such Subsidiary and the owner(s) of record of such outstanding capital stock. The outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are owned by the Company or another Subsidiary of the Company free and clear of all liens, claims, charges, security interests, mortgages, pledges, easements, conditional sale or other title retention agreements, defects in title, covenants or other restrictions of any kind, including, any restrictions on the use, voting, transfer or other attributes of ownership (collectively, "Liens") other than Permitted Liens.

(b)  Each Subsidiary of the Company is validly existing and in good standing under the Laws of the jurisdiction of its formation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except for those jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

(c)  Other than the shares of capital stock set forth in Section 3.3(a) of the Company Disclosure Letter, no Subsidiary of the Company has outstanding securities of any kind. No Subsidiary of the Company is party to any Contract obligating such Subsidiary, directly or indirectly, to issue any additional securities.

(d)  No Subsidiary of the Company has outstanding any bonds, debentures, notes or other obligations or debt securities the holders of which have the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter.

(e)  Other than the Subsidiaries set forth in Section 3.3(a) of the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company, directly or indirectly, owns any securities or other interest in any corporation, partnership, joint venture or other business association or entity.

(f)  There are no obligations, contingent or otherwise, of the Company or any Subsidiary of the Company to make an investment (in the form of a loan, capital contribution or otherwise) in any entity.

3.4.  Authority and Enforceability.

(a)  The Company has all necessary corporate power and authority to enter into this Agreement, and, subject in the case of the consummation of the Merger to the Company Shareholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of the consummation of the Merger to the Company Shareholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock at a duly convened meeting of the Company Shareholders to approve this Agreement is the only vote of the holders of any class of capital stock or other security of the Company necessary to approve this Agreement and the Merger (the "Company Shareholder Approval"). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors' rights generally, and (ii) the availability of injunctive relief and other equitable remedies.

(b)  The Board of Directors of the Company has, by the unanimous vote of all directors then in office, (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the Merger is advisable and in the best interests of the Company Shareholders and (iii) resolved to recommend that the Company Shareholders adopt this Agreement and directed that this Agreement be submitted to the Company Shareholders for adoption.

3.5.  No Conflict; Authorizations.

(a)  The execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby (in each case, with or without the giving of notice or lapse of time, or both) will not, (i) violate the provisions of the Company's or any of its Subsidiaries' Charter Documents, (ii) violate or conflict with, or constitute a default, an event of default or an event creating rights of acceleration, termination, cancellation, imposition of additional obligations or loss of rights, or require a consent to assignment, under any Material Contract, (iii) assuming compliance by the Company with the matters referred to in Section 3.5(b), violate or conflict with any Law, Authorization or Order applicable to the Company or any of its Subsidiaries, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy, obtain any relief under or revoke or otherwise modify any rights held under, any such Law, Authorization or Order, or (iv) result in the creation of any Liens upon any of the assets owned or used by the Company or any of its Subsidiaries, except for any such violations, conflicts, defaults and events referred to in clause (ii) and for any such violations, conflicts, challenges, remedies, relief, revocations, modifications or Liens referred to in clauses (iii) and (iv) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.5(a) of the Company Disclosure Letter sets forth all consents, waivers, assignments and other approvals and actions that are required in connection with the transactions contemplated by this Agreement under any Material Contract (collectively, "Consents") in order to preserve all material rights of, and material benefits to, the Surviving Corporation and its Subsidiaries thereunder.

(b)  No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity or other Person, is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Washington, (ii) the filing with the Securities and Exchange Commission (the "SEC") of the Proxy Statement and such reports and filings under the Securities Exchange Act of 1934 (the "Exchange Act") as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such filings and notifications under the rules of the Nasdaq Capital Market or applicable securities Laws as may be required in connection with this Agreement and the transactions contemplated hereby, and (iv) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Merger or have a Company Material Adverse Effect.

3.6.  SEC Filings; Financial Statements.

(a)  The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2005 (collectively, the "Company SEC Reports"). As of the respective dates they were filed (and if amended or superseded by a filing prior to the Agreement Date then on the date of such filing), (i) each Company SEC Report complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and (ii) none of the Company SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected (A) prior to the Agreement Date with respect to any Company SEC Report that was filed prior to the Agreement Date, or (B) prior to the Effective Time with respect to any Company SEC Report that is filed subsequent to the Agreement Date. No Subsidiary of the Company is required to file any form, report or other document with the SEC or any similar Governmental Entity or any national securities exchange or quotation service.

(b)  Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports (the "Company Financial Statements") was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) and each presents fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end and quarter-end adjustments which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole). The most recent balance sheet of the Company contained in the Company SEC Reports as of March 31, 2007 is hereinafter referred to as the "Company Balance Sheet" and the date thereof is hereinafter referred to as the "Company Balance Sheet Date."

(c)  The Company has made available to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments that previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

(d)  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market.

(e)  The Company has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 promulgated under the Exchange Act). Such disclosure controls and procedures are sufficient to ensure that all information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.

(f)  The Company has established and maintained internal controls over financial reporting (as defined in Rule 13a-15 promulgated under the Exchange Act). Such internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. There are no significant deficiencies or material weaknesses in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data. To the Company's Knowledge, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

3.7.  No Undisclosed Liabilities. The Company and its Subsidiaries have no material liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise ("Liabilities") that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except (a) those which are adequately reflected or reserved against in the Company Balance Sheet or described in the notes thereto, (b) those which have been incurred in the ordinary course of business and consistent with past practice since the Company Balance Sheet Date and which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) those incurred in connection with the transactions contemplated by this Agreement, as listed on Section 3.7 of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangement" (as defined in Item 303(a)(iv) of Regulation S-K)).

3.8.  Accounts Receivable. The accounts receivable of the Company and its Subsidiaries as set forth on the Company Balance Sheet or arising since the date thereof are, to the extent not paid in full by the account debtor prior to the Agreement Date, (a) valid and genuine, have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice, and (b) not subject to valid defenses, set-offs or counterclaims. The allowance for collection losses on the Company Balance Sheet and, with respect to accounts receivable arising since the Company Balance Sheet Date, the allowance for collection losses shown on the accounting records of the Company and its Subsidiaries, have been determined in accordance with GAAP consistent with past practice.

3.9.   Taxes.

(a)  As used in this Agreement, the following words and terms have the following definitions:

(i)  "Tax" or "Taxes" means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers' compensation, capital, premium, and other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

(ii)  "Tax Returns" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(iii)  "Taxing Authority" means any Governmental Entity having jurisdiction with respect to any Tax.

(b)  Each of the Company and its Subsidiaries has duly and timely filed all material Tax Returns required to have been filed by or with respect to the Company or such Subsidiary. Each such Tax Return is true and correct in all material respects and have been completed in substantial compliance with applicable Law. All material Taxes owed by the Company and each Subsidiary of the Company (whether or not shown on any Tax Return) have been timely paid (or, if due between the Agreement Date and the Closing Date, will be duly and timely paid). Each of the Company and its Subsidiaries has adequately provided for, accrued or reserved on the Company Balance Sheet all Liability for all material unpaid Taxes.

(c)  Each of the Company and its Subsidiaries has withheld and timely paid all material Taxes required to have been withheld and paid by it and has complied in all material respects with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(d)  The statute of limitations for the assessment of U.S. Federal, material State, material local and foreign income Taxes has expired for all periods prior to December 31, 2002. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, nor has the Company or any of its Subsidiaries made (or had made on its behalf) any requests for such extensions. Neither the Company nor any of its Subsidiaries has waived (or is subject to a waiver of) any statute of limitations in respect of Taxes or has agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency.

(e)  No Tax Returns have been audited or are currently are the subject of audit. There is no Action now pending or, to the Company's Knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax or any assessment or deficiency. No written inquiries or written notices have been received by the Company or any of its Subsidiaries from a Taxing Authority with respect to possible claims for Taxes in any material amount that have not been resolved (and paid, if applicable) prior to the Agreement Date, and no such inquiry or notice is pending or, to the Company's Knowledge, threatened. There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company. The Company has made available to Parent correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries since January 1, 2000.

(f)  Section 3.9(f) of the Company Disclosure Letter lists, as of the Agreement Date, all jurisdictions in which the Company or any of its Subsidiaries currently files Tax Returns. No written notice has been delivered to the Company or any of its Subsidiaries by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction or that any of them must file Tax Returns.

(g)  Neither the Company nor any of its Subsidiaries has filed a consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provisions of state, local or foreign income Tax Law). None of the assets or properties of the Company or any of its Subsidiaries constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code. Neither the Company nor any of its Subsidiaries is a party to any "safe harbor lease" within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982, or to any "long-term contract" within the meaning of Section 460 of the Code. Neither the Company nor any of its Subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither the Company nor any of its Subsidiaries is a party to any agreement, arrangement or plan with any employee or independent contractor that has resulted or would result, separately or in the aggregate, in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any corresponding provision of state, local or foreign income Tax Law). Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make payments that would result in a nondeductible expense under Section 280G of the Code or an excise tax to the recipient of such payments pursuant to Section 4999 of the Code.

(h)  Neither the Company nor any of its Subsidiaries has been the "distributing corporation" (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the 5-year period ending as of the Agreement Date. Neither the Company nor any of its Subsidiaries is currently subject to any ruling from any Taxing Authority or has entered into (or is subject to) any written agreement with a Taxing Authority. Each of the Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(i)  Neither the Company nor any of its Subsidiaries (i) is currently a party to or bound by any Tax allocation or sharing agreement or Tax indemnification agreement, (ii) has ever been a member of an affiliated, consolidated, condensed or unitary group (other than a group the common parent of which was Company) or (iii) has any liability for or obligation to pay Taxes of any other Person under Treas. Reg. 1.1502-6 (or any similar provision of Tax Law), or as transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership, or, to the Company’s Knowledge, other arrangement that is treated as a partnership for federal income tax purposes.

(j)  Neither the Company nor any of its Subsidiaries will be required to include any item of income in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (A) an open transaction disposition made on or before the Closing Date, (B) a prepaid amount received on or prior to the Closing Date, (C) an installment sale made on or prior to the Closing Date or, (D) the completed contract method of accounting, (E) the long-term contract method of accounting, (F) the cash method of accounting or Section 481 of the Code, (G) an intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code, (H) any "closing agreement" as described in Section 7121 of the Code executed on or prior to the Closing Date or (I) any comparable provisions of state or local tax law, domestic or foreign.

(k)  The Company has not entered into any transaction that constitutes a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

3.10.  Compliance with Law.

(a)  Each of the Company and its Subsidiaries has complied, and is in compliance, in all material respects with each, and is not in violation in any material respect of, any applicable Law to which the Company or any of its Subsidiaries or its business, operations, assets or properties are or have been subject.

(b)  No event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) would reasonably be expected to result in a violation of, conflict with or failure on the part of the Company or any of its Subsidiaries to comply with, any Law, except for any such events or circumstances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice regarding any material violation of, material conflict with, or material failure to comply with, any Law.

3.11.  Authorizations.

(a)  Each of the Company and its Subsidiaries owns, holds or lawfully uses in the operation of its business all Authorizations which are necessary for it to conduct its business as currently conducted or for the ownership and use of the assets owned or used by the Company or such Subsidiary in the conduct of its business free and clear of all Liens (other than Permitted Liens), except where the failure to own, hold, possess or lawfully use any such Authorizations would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Such Authorizations are valid and in full force and effect and none of such Authorizations will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement.

(b)  No event has occurred and no circumstances exist that (with or without the passage of time or the giving of notice) may result in a violation of, conflict with, failure on the part of the Company or any of its Subsidiaries to comply with the terms of, or the revocation, withdrawal, termination, cancellation, suspension or modification of any Authorization, except for any such events or circumstances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice regarding any violation of, conflict with, failure to comply with the terms of, or any revocation, withdrawal, termination, cancellation, suspension or modification of, any material Authorization. Neither the Company nor any of its Subsidiaries is in material default, nor has the Company or any of its Subsidiaries received written notice of any claim of material default, with respect to any material Authorization.

3.12.  Title to Personal Properties.

(a)  Section 3.12(a) of the Company Disclosure Letter sets forth a complete and accurate list of all the personal properties and assets owned, leased or used by the Company or any of its Subsidiaries or otherwise used in the businesses of the Company and its Subsidiaries as of the date of this Agreement, with a current fair market value in excess of $100,000, specifying whether and by whom each such asset is owned or leased and, in the case of leased assets, indicating the parties to, execution dates of and annual payments under, the lease.

(b)  With respect to personal properties and assets that they own, including all properties and assets reflected as owned on the Company Balance Sheet (other than inventory sold in the ordinary course of business since the date thereof), the Company or one of its Subsidiaries has good and valid title to all of such properties and assets, free and clear of all Liens other than Permitted Liens. "Permitted Liens" means (i) liens for current real or personal property taxes not yet due and payable, (ii) workers', carriers' and mechanics' or other similar statutory liens, (iii) liens to secure obligations to landlords or lessors under leases or rental agreements in the ordinary course of business, (iv) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs in the ordinary course of business, (v) solely with respect to Intellectual Property, the grant of Out-Bound Licenses on a non-exclusive basis, in each case in the ordinary course of business consistent with past practice, (vi) liens imposed on the underlying fee interest held by a third party in leased property, and (vii) liens that are immaterial in character, amount, and extent and which do not materially detract from the value or materially interfere with the present use of the properties they affect.

(c)  With respect to personal properties and assets that are leased, the Company or one of its Subsidiaries has a valid leasehold interest in such properties and assets and all such leases are in full force and effect and to the Company's Knowledge constitute valid and binding obligations of the other party(ies) thereto. Neither the Company nor any of its Subsidiaries nor to the Company's Knowledge any other party thereto is in violation of any of the terms of any such lease, except where any such violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)  For the avoidance of doubt, the representations and warranties set forth in this Section 3.11 do not apply to Intellectual Property, which matters are specifically addressed in Section 3.15.

3.13.  Condition of Tangible Assets. All buildings, plants, leasehold improvements, structures, facilities, equipment and other items of tangible property and assets which are owned, leased or used by the Company or any of its Subsidiaries are to the Company's Knowledge structurally sound, are in good operating condition and repair (subject to normal wear and tear given the use and age of such assets), are usable in the regular and ordinary course of business and conform in all material respects to all Laws and Authorizations relating to their construction, use and operation.

3.14.  Real Property.

(a)  Section 3.14(a) of the Company Disclosure Letter contains (i) a list of all real property and interests in real property leased by the Company or any of its Subsidiaries (the "Real Property"). Neither the Company nor any of its Subsidiaries owns in fee any real property or interests in real property. The Real Property listed in Section 3.14(a) of the Company Disclosure Letter includes all interests in real property used in or necessary for the conduct of the businesses and operations of the Company and its Subsidiaries as currently conducted.

(b)  The Company has made available to Parent a true and complete copy of every lease and sublease pursuant to which the Company or any Subsidiary of the Company is a party or by which any of them is bound (each, a "Lease"). The Company or one of its Subsidiaries has peaceful, undisturbed and exclusive possession of the Real Property.

(c)  The Real Property and all present uses and operations of the Real Property comply in all material respects with all Laws, Authorizations, covenants, conditions, restrictions, easements, disposition agreements and similar matters affecting the Real Property. The continued use, occupancy and operation of the Real Property as currently used, occupied and operated do not constitute a nonconforming use and are not the subject of a special use permit under any Law.

(d)  No Person other than the Company or a Subsidiary of the Company is in possession of any of the Real Property or any portion thereof, and to the Company's Knowledge, there are no leases, subleases, licenses, concessions or other Contracts granting to any Person other than the Company or a Subsidiary of the Company the right of use or occupancy of the Real Property or any portion thereof.

3.15.  Intellectual Property.

(a)  As used in this Agreement, "Intellectual Property" means: (i) inventions (whether or not patentable), trade secrets, technical data, databases, customer lists, designs, tools, methods, processes, technology, ideas, know-how, source code, product road maps and other proprietary information and materials ("Proprietary Information"); (ii) trademarks and service marks (whether or not registered), trade names, logos, trade dress and other proprietary indicia and all goodwill associated therewith; (iii) documentation, advertising copy, marketing materials, web-sites, specifications, mask works, drawings, graphics, databases, recordings and other works of authorship, whether or not protected by Copyright; (iv) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, firmware, development tools, files, records and data, design documents, flow-charts, user manuals and training materials relating thereto and any translations thereof and all media on which any of the foregoing is recorded (collectively, "Software"); (v) domain names, uniform resource locators ("URLs") and other names and locators associated with the Internet (collectively, "Domain Names"); and (vi) all forms of intangible common law and statutory legal rights and protections that may be obtained for, or may pertain to, the Intellectual Property set forth in clauses (i) through (v) in any country of the world ("Intellectual Property Rights"), such as letters patent, patent applications, provisional patents, design patents, PCT filings, invention disclosures and other rights to inventions or designs ("Patents"), registered and unregistered copyrights in both published and unpublished works ("Copyrights"), trademarks, service marks, trade names and other proprietary indicia (whether or not registered) ("Marks"), trade secret rights, mask works, moral rights or other literary property or authors rights ("Moral Rights"), and all applications, registrations, issuances, divisions, continuations, renewals, reissuances and extensions of the foregoing.

(b)  Section 3.15(b) of the Company Disclosure Letter contains a complete and accurate list of (by name, owner and, where applicable, registration number and jurisdiction of registration, application, certification or filing) all Intellectual Property that is owned by or filed in the name of the Company and/or one or more of its Subsidiaries (whether exclusively, jointly with another Person or otherwise) ("Company Owned Intellectual Property"); provided that the Company Disclosure Letter is not required to list items of Company Owned Intellectual Property which are either (i) immaterial to the Company and its Subsidiaries or (ii) not Intellectual Property Rights that are registered or the subject of an application for registration. Except as specifically identified and described in the Company Disclosure Letter, the Company or one of its Subsidiaries owns the entire right, title and interest to all material Company Owned Intellectual Property (other than Moral Rights that are not assignable) free and clear of all Liens (other than Permitted Liens).

(c)  Section 3.15(c) of the Company Disclosure Letter contains a complete and accurate list of (i) all licenses, sublicenses and other Contracts ("In-Bound Licenses") to which the Company or one of its Subsidiaries is a party pursuant to which a third party authorizes the Company or any of its Subsidiaries to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property owned by such third party, including the incorporation of any such Intellectual Property into the Company's or any of its Subsidiaries' products and, with respect to each In-Bound License, whether the In-Bound License is exclusive or non-exclusive; provided, however, that the Company Disclosure Letter is not required to list In-Bound Licenses that are Ordinary Course In-Bound Licenses; and (ii) all such In-Bound Licenses, excluding licenses governing the Company’s or any of its Subsidiaries’ use of Open Source Materials, that require the Company to license, assign, or otherwise transfer rights to additions, modifications or improvements to such licensed Intellectual Property made by or for the Company to any third party. The Company is in compliance in all material respects with the terms and conditions of all such In-Bound Licenses. The Company does not have any Knowledge of any written assertion, claim or threatened claim, that Company has breached any terms or conditions of such In-Bound Licenses. "Ordinary Course In-Bound Licenses" means (A) non-exclusive licenses for generally commercially available Intellectual Property licensed to the Company or any of its Subsidiaries for a cost of not more than $50,000 per annum, (B) non-disclosure agreements, and (C) licenses to advertiser content and Marks granted to the Company or any of its Subsidiaries contained in advertiser contracts, in the case of each of (A), (B) and (C), pursuant to Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices.

(d)  Section 3.15(d) of the Company Disclosure Letter contains a complete and accurate list of all licenses, sublicenses and other Contracts ("Out-Bound Licenses") to which the Company or any of its Subsidiaries is party pursuant to which the Company or any of its Subsidiaries authorizes a third party to use, practice any rights under, or grant sublicenses with respect to, any Company Owned Intellectual Property or pursuant to which the Company or any of its Subsidiaries grants rights to use or practice any rights under any Intellectual Property owned by a third party and, with respect to each Out-Bound License, whether the Out-Bound License is exclusive or non-exclusive; provided, however, that the Company Disclosure Letter is not required to list Ordinary Course Out-Bound Licenses. "Ordinary Course Out-Bound Licenses" means (i) non-disclosure agreements, (ii) rights granted to contractors or vendors to use Company Owned Intellectual Property or Intellectual Property owned by a third party for the sole benefit of Company or any of its Subsidiaries, and (iii) rights in Company marketing materials and Marks granted to sales representatives solely for use in connection with the marketing of Company products and services, in the case of each of (i), (ii), and (iii), pursuant to Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practices.

(e)  To the Company’s Knowledge, the Company and/or one or more of its Subsidiaries (i) exclusively own the entire right, interest and title (other than Moral Rights that are not assignable) to all Intellectual Property that is used in or necessary for the businesses of the Company and its Subsidiaries as they are currently conducted (including the design, manufacture, license and sale, to the extent any of these activities are currently carried on by the Company or any of its Subsidiaries) of all products currently in production) free and clear of Liens other than Permitted Liens, or (ii) otherwise rightfully use or otherwise enjoy such Intellectual Property pursuant to the terms of a valid and enforceable Contract. Without limiting the generality of the foregoing, to the Company’s Knowledge, (i) the Company is the exclusive owner of all Marks used in connection with the operation or conduct of the business of Company, including the sale, distribution or provision of any Company product (to the extent any of these activities are currently carried on by the Company or any of its Subsidiaries), (ii) the Company owns exclusively, and has good title to, all Copyrights in works that are included or incorporated into Company’s products, and (iii) to the extent that any Patents would be infringed by any Company product (including but not limited to the manufacture, sale or use thereof to the extent any of these activities are currently carried on by the Company or any of its Subsidiaries), the Company is the exclusive owner of such Patents, other than any Marks, Copyrights or Patents, owned by third parties and licensed to the Company or its Subsidiaries pursuant to a valid and enforceable Contract. To the Knowledge of the Company, the Company Owned Intellectual Property, together with the Company's and its Subsidiaries' rights under the In-Bound Licenses listed in the Company Disclosure Letter or that are Ordinary Course In-Bound Licenses (collectively, the "Company Intellectual Property"), constitutes all the Intellectual Property used in or necessary for the operation of the Company's and its Subsidiaries' businesses as they are currently conducted.

(f)  All registration, maintenance and renewal fees related to Patents, Marks, Copyrights and any other applications or registrations for Intellectual Property Rights that are owned by the Company or any of its Subsidiaries and that are material to the business of the Company and its Subsidiaries ("Company Registered Items") that are currently due have been paid and all documents and certificates related to such Company Registered Items that are currently required to be filed have been filed with the relevant Governmental Entity or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Items. All Company Registered Items are in good standing and held in compliance with all applicable legal requirements.

(g)  The Company does not have Knowledge of any challenges with respect to the validity or enforceability of any Company Owned Intellectual Property. Section 3.15(g)(i) of the Company Disclosure Letter lists the status of any Actions before the United States Patent and Trademark Office or any other Governmental Entity anywhere in the world related to any of the Company Registered Items, including the due date for any outstanding response by the Company or any of its Subsidiaries in such Actions. There are no actions that are required to be taken by the Company within ninety (90) days of the Agreement Date that are necessary to maintain any Company Registered Items. Neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that has resulted or would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation, waiver or unenforceability of any material Company Owned Intellectual Property (other than (i) the expiration of Company Registered Items at the end of their statutory term, (ii) good faith business decisions to not file applications and seek registrations for copyrights, trademarks or patents, (iii) trade secrets that lost their status as trade secrets upon the release of a new product or service, upon the issuance of a patent or publication of a patent application, or as a result of a good faith business decision to disclose such trade secret, and (iv) Marks and Domain Names that the Company or any of its Subsidiaries made a good faith business decision to stop using).

(h)  To the Company’s Knowledge, none of the products or services currently or formerly developed manufactured, sold, distributed, provided, shipped or licensed, by the Company or any of its Subsidiaries, has infringed or infringes upon, has misappropriated or misappropriates, the Intellectual Property Rights of any third party. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries, by conducting its business as currently conducted, has infringed or infringes upon, has misappropriated or misappropriates, any Intellectual Property Rights of a third party. Neither the Company nor any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries or any of their respective products, services, activities or operations infringe upon, or misappropriates any Intellectual Property Rights of a third party. No Action has been instituted, or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries, relating to any Intellectual Property formerly or currently used by the Company or any of its Subsidiaries and none of the Company Owned Intellectual Property is subject to any outstanding Order. Neither the Company nor any of its Subsidiaries has received any written opinion of counsel regarding any third party patents. To the Company's Knowledge, no Person has infringed or is infringing any Intellectual Property Rights owned by the Company or any of its Subsidiaries or has otherwise misappropriated or is otherwise misappropriating any material Company Owned Intellectual Property, including any employee or former employee of Company, or has materially breached any license or agreement involving any material Company Owned Intellectual Property. The Company has not entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise enforce rights with respect to any Intellectual Property Rights owned by the Company.

(i)  The Company and its Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential, non-public Proprietary Information owned by the Company or any of its Subsidiaries and that is material to the business of the Company and its Subsidiaries (other than trade secrets that lost their status as trade secrets upon the release of a new product or service, upon the issuance of a patent or publication of a patent application, or as a result of a good faith business decision to disclose such trade secret) (“Confidential Proprietary Information”). Any receipt or use by, or disclosure to, a third party of Confidential Proprietary Information owned by the Company or any of its Subsidiaries has been pursuant to the terms of binding written confidentiality agreement between the Company or such Subsidiary and such third party ("Nondisclosure Agreements"). The Company and its Subsidiaries are, and to the Company's Knowledge, all other parties thereto are, in material compliance with the provisions of the Nondisclosure Agreements. The Company and its Subsidiaries are in material compliance with the terms of all Contracts pursuant to which a third party has disclosed to, or authorized the Company or any of its Subsidiaries to use, Confidential Proprietary Information owned by such third party.

(j)  All current and former employees, consultants and contractors of the Company and its Subsidiaries involved in the development of material Intellectual Property for the Company and its Subsidiaries have executed and delivered, and, to the Company’s Knowledge, are in compliance with, enforceable agreements regarding the protection of Proprietary Information and providing valid written assignments of all Intellectual Property (other than Moral Rights that are not assignable) conceived or developed by such employees, consultants or contractors in connection with their services for the Company and its Subsidiaries ("Work Product Agreements"). No such current or former employee, consultant or contractor has any right, claim or interest to any of the Company Owned Intellectual Property (other than Moral Rights that are not assignable).

(k)  To the Company’s Knowledge, no employee, consultant or contractor of the Company or any of its Subsidiaries has been, or is, by performing services for the Company or such Subsidiary, in violation of any term of any employment, invention disclosure or assignment, confidentiality, noncompetition agreement or other restrictive covenant or any Order as a result of such employee's, consultant's or independent contractor's employment by the Company or any Subsidiary or any services rendered by such employee, consultant or independent contractor to the Company or any of its Subsidiaries.

(l)  As of the Agreement Date, all Intellectual Property that has been distributed, sold or licensed to a third party by the Company or any of its Subsidiaries that is covered by a warranty in all material respects conformed to or conforms to, and performed or performs in accordance with, the representations and warranties provided with respect to such Intellectual Property by or on behalf of the Company or such Subsidiary for the time period during which such representations and warranties apply, except to the extent that the liability of the Company and its Subsidiaries to comply with any such representation or warranty is reflected in the reserves on the Company Financial Statements.

(m)  The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger (in each case, with or without the giving of notice or lapse of time, or both) will not, result in breach, modification, cancellation, termination, suspension of, the loss or impairment of, or give rise to any right of any third party to terminate, or reprice or otherwise renegotiate any of the Company's or any of its Subsidiaries' rights to own any of its Intellectual Property or their respective rights under any Out-Bound License or In-Bound License, nor require the consent of any Governmental Entity or other third party in respect of any such Intellectual Property, except for any breach, modification, cancellation, termination, suspension, loss, impairment, or third party right or consent that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is in material compliance with, and has not materially breached any term of any Out-Bound License or In-Bound License that is a Material Contract and, to the Knowledge of the Company, all other parties to any Out-Bound License or In-Bound License that is a Material Contract are in compliance with, and have not materially breached any term of, such any Out-Bound License or In-Bound License. Assuming the timely receipt of all third party consents set forth in Section 3.5(a) and Section 3.14(m) of the Company Disclosure Letter, following the Closing Date, the Surviving Corporation and its Subsidiaries will be permitted to exercise all of the Company's and its Subsidiaries' rights under such any Out-Bound License or In-Bound License that are Material Contracts to the same extent the Company and its Subsidiaries would have been able to had the transactions contemplated by this Agreement not occurred and without the obligation to grant any additional rights and without the payment of any additional amounts or other consideration other than ongoing rights, fees, royalties or payments which the Company or any of its Subsidiaries would otherwise be required to pay or grant. Neither this Agreement nor the transactions contemplated by this Agreement, will as a result of a Contract to which the Company or any of its Subsidiaries is a party result in (i) Surviving Company’s being bound by, or subject to, any non-compete or other material restriction on the operation or scope of its business, or (ii) Surviving Company’s being obligated to pay any royalties or other material amounts to any third party in excess of those payable by Company prior to the Closing.

(n)  The Company and its Subsidiaries use commercially available antivirus software with the intention of protecting Company's ad platform Software from becoming infected by viruses and other harmful code. To the Company's Knowledge, the Company's ad platform Software does not contain any computer code that is designed and has the ability to disrupt, disable, harm, distort or otherwise impede the legitimate operations of such software products by or for the Company or its authorized users.

(o)  The Company and its Subsidiaries own and possess source or executable code for all ad platform Software owned by the Company or its Subsidiaries and own or have valid licenses for all Software incorporated in the ad platform Software of the Company or its Subsidiaries. Except for software development tools, development kits, bug fixes, error corrections and similar code licensed or otherwise provided by the Company or any of its Subsidiaries in the ordinary course of business, the source code of any of the ad platform Software owned by the Company or any of its Subsidiaries have not been licensed or otherwise provided by the Company or its Subsidiaries to another Person (other than to employees and contractors involved in development of Software for the Company or any of its Subsidiaries) and have been safeguarded and protected as confidential and proprietary Company information.

(p)  "Open Source Materials" means any software that is licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU General Public License (GPL) or Lesser/Library (LGPL), (ii) Mozilla Public License (MPL), (iii) BSD licenses, (iv) the Artistic License (e.g. PERL), (v) the Netscape Public License, (vi) the Sun Community Source License (SCSL), (vii) the Sun Industry Standards License (SISL), and (viii) the Apache License.

(q)  "Viral License" shall mean any license for Open Source Materials that requires, as a condition of use, modification and/or distribution of software subject to such license, that such software or other software combined and/or distributed with such software must be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (iii) redistributable at no charge. Company has not distributed any Software that is Company Intellectual Property in a manner that would cause any component of such Software to become subject to any of the terms of a Viral License.

3.16.  Absence of Certain Changes or Events. Since the Company Balance Sheet Date:

(a)  there has not occurred any event, occurrence or change that has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(b)  neither the Company nor any of its Subsidiaries has amended or otherwise modified its Charter Documents;

(c)  neither the Company nor any of its Subsidiaries has declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of its securities;

(d)  neither the Company nor any of its Subsidiaries has split, combined or reclassified any of its securities, or issued, or authorized for issuance, any securities except for the grant of Company Stock Options and Company SARS and the issuance of shares of Company Common Stock upon exercise of Company Stock Options and Company SARS;

(e)  neither the Company nor any of its Subsidiaries has materially altered any material term of any outstanding securities;

(f)  neither the Company nor any of its Subsidiaries has (i) increased or modified the compensation or benefits payable or to become payable to any of their respective current or former directors, employees, contractors or consultants, (ii) increased or modified any bonus, severance, termination, pension, insurance or other employee benefit plan, payment or arrangement made to, for or with any of its current or former directors, employees, contractors or consultants other than, with respect to (i) and (ii) above, increases or modifications (x) pursuant to the terms of an existing Contract made available to Parent or (y) made in the ordinary course of business consistent with past practice or as required by applicable Law, or (iii) entered into any employment, severance or termination agreement (other than offer letters with newly-hired employees in the ordinary course of business consistent with past practice);

(g)  neither the Company nor any of its Subsidiaries has sold, leased, transferred or assigned any material property or assets of the Company or any of its Subsidiaries except for the grant of Out-Bound Licenses on a non-exclusive basis, in each case in the ordinary course of business consistent with past practice;

(h)  neither the Company nor any of its Subsidiaries has incurred, assumed or guaranteed any Indebtedness individually in excess of $50,000 or in the aggregate in excess of $100,000, or materially modified the terms of any Indebtedness individually in excess of $50,000 or in the aggregate in excess of $100,000 outstanding as of the Balance Sheet Date;

(i)  neither the Company nor any of its Subsidiaries has incurred any material Liability or created or assumed any Lien on any asset, except for Permitted Liens, Liens arising under lease financing arrangements existing as of the Company Balance Sheet Date and Liens for taxes not yet due and payable with respect to which the Company maintains adequate reserves;

(j)  neither the Company nor any of its Subsidiaries has made any loan, advance or capital contribution to, or investment in, any Person except for travel loans or expense advances in the ordinary course of business consistent with past practice;

(k)  neither the Company nor any of its Subsidiaries has entered into any Material Contract;

(l)  (i) no Material Contract has been materially modified, (ii) no material rights under any Material Contract have been waived or accelerated and (iii) no Contract that would be required to be listed as a Material Contract pursuant to Section 3.17 hereof if such Contract were in effect on the Agreement Date has been terminated or cancelled;

(m)  neither the Company nor any of its Subsidiaries has sold, transferred, pledged or assigned, and there has been no material reduction in the value of, any Company Owned Intellectual Property (except for the grant of Out-Bound Licenses on a non-exclusive basis, in each case in the ordinary course of business consistent with past practice);

(n)  there has not been any material labor dispute, except for individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries;

(o)  there has not been any material violation of or material conflict with any Law to which the business, operations, assets or properties of the Company or any of its Subsidiaries are subject;

(p)  there has not been any material damage, destruction or loss with respect to the material property and assets of the Company or any of its Subsidiaries, whether or not covered by insurance;

(q)  there has not been any revaluation of the Company's or any of its Subsidiaries' assets, including writing down the value of inventory or writing off notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(r)  neither the Company nor any of its Subsidiaries has made any change in accounting practices, except as required by GAAP;

(s)  neither the Company nor any of its Subsidiaries has made any material Tax election, changed its method of Tax accounting or settled any material claim for Taxes, except as required by applicable Law; or

(t)  neither the Company nor any of its Subsidiaries has agreed in writing or in any other legally binding manner to do any of the foregoing.

3.17.  Contracts.

(a)  The Company Disclosure Letter contains a complete and accurate list of each Contract or series of related Contracts to which the Company or any of its Subsidiaries is a party or is subject, or by which any of their respective assets are bound as of the Agreement Date:

(i)  for the purchase of materials, supplies, goods, services, equipment or other assets and that involves or would reasonably be expected to involve (A) annual payments by the Company or any of its Subsidiaries of $250,000 or more, or (B) aggregate payments by the Company or any of its Subsidiaries of $500,000 or more;

(ii)  (A) for the sale by the Company or any of its Subsidiaries of products or services, and that involves (1) a specified annual minimum dollar sales amount by the Company or any of its Subsidiaries of $250,000 or more, or (2) aggregate payments to the Company or any of its Subsidiaries of $500,000 or more, or (B) pursuant to which the Company or any of its Subsidiaries received payments of more than $250,000 in the year ended December 31, 2006 or reasonably expects to receive payments of more than $250,000 in the year ending December 31, 2007;

(iii)  that requires the Company or any of its Subsidiaries to purchase its total requirements of any product or service from a third party or that contains "take or pay" provisions;

(iv)  pursuant to which the Company or any of its Subsidiaries purchases or licenses Software components for inclusion into its ad platform software except for components purchased or licensed solely on an Ordinary Course In-Bound License;

(v)  that continues over a period of more than six months from the Agreement Date (except for Contracts that can be terminated or not renewed by the Company or any of it Subsidiaries during this period without penalty or other liability) and involves payments to or by the Company or any of its Subsidiaries exceeding $150,000 per annum, except for arrangements disclosed pursuant to the preceding subparagraphs (i) and (ii);

(vi)  that is an employment, consulting, employment termination, change in control or severance Contract, except for any such Contract that is terminable at-will by the Company or any of its Subsidiaries on 90 days or less notice without further liability to the Company or such Subsidiary;

(vii)  that is a partnership, joint venture or similar Contract;

(viii)  that is a distribution, dealer, representative or sales agency Contract pursuant to which the Company or any of its Subsidiaries has granted a third party the right to market, solicit orders for or resell Company products or services and that involve or would reasonably be expected to involve annual payments to the Company or any of its Subsidiaries of $250,000 or more;

(ix)  that is a (A) Lease or (B) Contract for the lease of personal property, in either case which provides for payments to or by the Company or any of its Subsidiaries in any one case of $50,000 or more annually or $200,000 or more over the term of the lease;

(x)  which provides for the indemnification by the Company or any of its Subsidiaries of any Person (other than indemnities granted or received by the Company and its Subsidiaries under customer, reseller, license, supply and similar commercial Contracts entered into by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice and indemnification agreements with directors and officers of the Company and its Subsidiaries in the form made available to Parent), or the assumption by the Company or any of its Subsidiaries of any Tax or environmental Liability or any Liability of any third party;

(xi)  with any Governmental Entity;

(xii)  that is a note, debenture, bond, equipment trust, letter of credit, loan or other Contract for Indebtedness individually in excess of $50,000 or in the aggregate in excess of $100,000 or lending of money (other than to employees for travel expenses in the ordinary course of business) or Contract for a line of credit or guarantee, pledge or undertaking of the Indebtedness individually in excess of $50,000 or in the aggregate in excess of $100,000 of any other Person;

(xiii)  for any capital expenditure or leasehold improvement in any one case in excess of $50,000 or any such Contracts in the aggregate greater than $100,000;

(xiv)  that materially restricts the right of the Company or any of its Subsidiaries to engage in any line of business, acquire any property, develop or distribute any product or provide any service (including geographic restrictions) or to compete with any Person or the Company or any of its Subsidiaries granting a third party any exclusive distribution rights, in any market, field or territory;

(xv)  that is an In-Bound License or Out-Bound License other than an Ordinary Course In-Bound License or an Ordinary Course Out-Bound License;

(xvi)  that relates to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise); and

(xvii)  that is a collective bargaining Contract or other Contract with any labor organization, union or association.

(b)  Each Contract required to be listed in Section 3.17 of the Company Disclosure Letter (collectively, the "Material Contracts") is in full force and effect and valid and enforceable in accordance with its terms against the Company or its Subsidiaries and, to the Company’s Knowledge, against the other parties thereto.

(c)  Neither the Company nor any of its Subsidiaries is, and to the Company's Knowledge, no other party thereto is, in default in the performance, observance or fulfillment in any material respect of any material obligation, covenant, condition or other material term contained in any Material Contract, and neither the Company nor any of its Subsidiaries has given or received written notice to or from any Person relating to any such alleged or potential default that has not been cured. No event has occurred which with or without the giving of notice or lapse of time, or both, may conflict in any material respect with or result in a violation or breach in any material respect of, or give any Person the right to exercise any remedy under or accelerate the maturity or performance of, or cancel, terminate or modify, any Material Contract.

(d)  The Company has made available accurate and complete copies of each Material Contract to Parent.

3.18.  Litigation.

(a)  There is no action, suit or proceeding, claim, arbitration, litigation or investigation (each, an "Action") pending or, to the Company's Knowledge, threatened (i) against the Company or any of its Subsidiaries that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole or (ii) that challenges or seeks to prevent, enjoin or otherwise delay the Merger. To the Company's Knowledge, there is no Action against any current or former director or employee of the Company or any of its Subsidiaries with respect to which the Company or any of its Subsidiaries has or is reasonably likely to have an indemnification obligation.

(b)  There is no unsatisfied judgment, penalty or award against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole. There is no outstanding Order to which the Company or any of its Subsidiaries or any of their respective properties or assets are subject that would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole.

3.19.  Employee Benefits.

(a)  Section 3.19(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Company Benefit Plans. A current, accurate and complete copy of each Company Benefit Plan has been made available to Parent. Neither the Company nor any of its Subsidiaries has any present intent or commitment to create any additional Company Benefit Plan or materially amend any Company Benefit Plan. "Company Benefit Plan" means any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), including any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan (as defined in ERISA Section 3(2)), (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan (as defined in ERISA Section 3(37)), (d) Employee Welfare Benefit Plan (as defined in ERISA Section 3(1)) or material fringe benefit plan or program, or (e) stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, company awards, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, whether or not subject to ERISA, in each case which is sponsored, maintained or contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate otherwise has any present or future Liability. "ERISA Affiliate" means any entity which is a member of a "controlled group of corporations" with, under "common control" with or a member of an "affiliated services group" with, the Company or any of its Subsidiaries, as defined in Section 414(b), (c), (m) or (o) of the Code.

(b)  Each Company Benefit Plan has been and is currently administered in compliance in all material respects with its constituent documents and with all reporting, disclosure and other requirements of ERISA and the Code applicable to such Company Benefit Plan. Each Company Benefit Plan that is an Employee Pension Benefit Plan (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a "Pension Plan"), is the recipient of a favorable determination letter or opinion letter from the Internal Revenue Service and to the Company's Knowledge, no condition exists that would adversely affect any such determination. No Company Benefit Plan is a "defined benefit plan" as defined in Section 3(35) of ERISA.

(c)  To the Company's Knowledge, none of the Company, any Subsidiary of the Company, any ERISA Affiliate or any trustee or agent of any Company Benefit Plan has been or is currently engaged in any prohibited transactions as defined by Section 406 of ERISA or Section 4975 of the Code for which an exemption is not applicable which could subject Company, any Subsidiary of the Company, any ERISA Affiliate or any trustee or agent of any Company Benefit Plan to the tax or penalty imposed by Section 4975 of the Code or Section 502 of ERISA.

(d)  There is no event or condition existing which could be deemed a "reportable event" (within the meaning of Section 4043 of ERISA) with respect to which the 30-day notice requirement has not been waived. To the Company's Knowledge, no condition exists which could subject the Company or any of its Subsidiaries to a penalty under Section 4071 of ERISA.

(e)  None of the Company, any Subsidiary of the Company or any ERISA Affiliate is, or has been, party to any "multi-employer plan," as that term is defined in Section 3(37) of ERISA.

(f)  True and correct copies of the most recent annual report on Form 5500 and any attached schedules for each Company Benefit Plan (if any such report was required by applicable Law) and a true and correct copy of the most recent determination letter issued by the Internal Revenue Service for each Pension Plan have been provided to Parent.

(g)  With respect to each Company Benefit Plan, there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Company's Knowledge, threatened against any Company Benefit Plan, the Company, any Subsidiary of the Company, any ERISA Affiliate or any trustee or agent of any Company Benefit Plan.

(h)  To the Company's Knowledge, with respect to each Company Benefit Plan to which the Company, any Subsidiary of the Company or any ERISA Affiliate is a party which constitutes a group health plan subject to Section 4980B of the Code, each such Company Benefit Plan complies, and in each case has complied, in all material respects with all applicable requirements of Section 4980B of the Code.

(i)  Full payment has been made of all amounts which the Company, any Subsidiary of the Company or any ERISA Affiliate was required to have paid as a contribution to any Company Benefit Plan as of the last day of the most recent fiscal year of each of the Benefit Plans ended prior to the date of this Agreement, and none of the Company Benefit Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such Company Benefit Plan ended prior to the date of this Agreement.

(j)  To the Company's Knowledge, each Company Benefit Plan is, and its administration is and has been during the six-year period preceding the date of this Agreement, in all material respects in compliance with, and none of Company, any Subsidiary of the Company or any ERISA Affiliate has received any claim or notice that any such Company Benefit Plan is not in material compliance with, all applicable Laws and Orders and prohibited transaction exemptions, including to the extent applicable, the requirements of ERISA.

(k)  None of the Company, any Subsidiary of the Company and any ERISA Affiliate is in default in any material respect in performing any of its contractual obligations under any of the Company Benefit Plans or any related trust agreement or insurance contract.

(l)  There are no material outstanding Liabilities of any Company Benefit Plan other than Liabilities for benefits to be paid to participants in any Company Benefit Plan and their beneficiaries in accordance with the terms of such Company Benefit Plan.

(m)  Subject to ERISA and the Code, each Company Benefit Plan may be amended, modified, terminated or otherwise discontinued by the Company, a Subsidiary of the Company or an ERISA Affiliate at any time without material liability.

(n)  No Company Benefit Plan other than a Pension Plan, retiree medical plan or severance plan provides benefits to any individual after termination of employment, except as required by applicable Law.

(o)  The consummation of the Merger will not (either alone or in conjunction with any other event) (i) entitle any current or former director, employee, contractor or consultant of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, employee, contractor or consultant, or result in the payment of any other benefits to any Person or the forgiveness of any Indebtedness of any Person, or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(p)  With respect to each Company Benefit Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid to date under the insurance policy have been paid, all premiums required to be paid under the insurance policy through the Closing will have been paid on or before the Closing and, as of the Closing, there will be no liability of the Company, any Subsidiary of the Company or any ERISA Affiliate under any insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing.

(q)  Each Company Benefit Plan that constitutes a "welfare benefit plan," within the meaning of Section 3(1) of ERISA, and for which contributions are claimed by the Company, any Subsidiary of the Company or any ERISA Affiliate as deductions under any provision of the Code, is in compliance in all material respects with all applicable requirements pertaining to such deduction. With respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a welfare benefit plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code. All welfare benefit funds intended to be exempt from tax under Section 501(a) of the Code have been determined by the Internal Revenue Service to be so exempt and no event or condition exists which would adversely affect any such determination.

(r)  Section 3.19(r) of the Company Disclosure Letter sets forth a list of all plans, programs Contracts or arrangements to which the Company or any of its Subsidiaries is a party, or to which either is subject, which the Company believes in good faith provide for the payment of deferred compensation subject to Section 409A of the Code.

(s)  Each Company Benefit Plan that is a "nonqualified deferred compensation plan" (as defined under Section 409A(d)(1) of the Code) has been operated and administered in good faith compliance with Section 409A of the Code during the period beginning January 1, 2005 through the Agreement Date and has not been materially modified since October 2, 2004. With respect to stock options granted after December 31, 2004, the Company's Board of Directors or its duly constituted committee set the exercise price at or above the dollar amount which it determined in good faith to be the fair market value of the underlying shares on the date of grant. With respect to stock options granted before January 1, 2005, the Company's Board of Directors or its duly constituted committee made a good faith attempt to set the exercise price at or above the fair market value of the underlying shares on the date of grant. The Company believes in good faith that any amounts paid or payable pursuant to each Company Benefit Plan subject to Section 409A of the Code is not includible in the gross income of a service provider (within the meaning of Section 409A) until received by the service provider and is not subject to interest or the additional tax imposed by Section 409A of the Code, and there are no agreements in place that would entitle a participant in any such plan to reimbursement for any such additional tax.

(t)  The Company has no Company Benefit Plans covering employees of the Company or any of its Subsidiaries outside of the United States.

3.20.  Labor and Employment Matters.

(a)  Section 3.20(a) of the Company Disclosure Letter sets forth (i) (A) a list of all directors, employees, contractors and consultants of the Company and its Subsidiaries (including title and position) as of the Agreement Date, and (B) the base compensation and target bonus of each such director, employee, consultant and consultant whose base compensation and target bonus exceeds $100,000 in the year ending December 31, 2007, and (ii) a list of all former directors, employees, contractors and consultants of the Company and each of its Subsidiaries who are receiving benefits or scheduled to receive benefits in the future, and the pension benefit, medical insurance coverage and other benefits of each such director, employee, contractor and consultant (except for benefits required to be made available by applicable Law). All employees, contractors and consultants of the Company and its Subsidiaries may be terminated by the Company or the relevant Subsidiary at any time with or without cause and without the payment of any severance or other material Liability to the Company or such Subsidiary. To the Company's Knowledge, all contractors and consultants of the Company have been properly characterized as independent contractors.

(b)  Neither the Company nor any of its Subsidiaries is a party or subject to any labor union or collective bargaining Contract. There have not been and there are not pending or threatened any labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any actions or arbitrations which involve the labor or employment relations of the Company or any of its Subsidiaries. There is no unfair labor practice, charge or complaint pending, unresolved or, to the Company's Knowledge, threatened before the National Labor Relations Board.

(c)  Each of the Company and its Subsidiaries has complied in all material respects with each, and is not in violation in any material respect of any, Law relating to anti-discrimination and equal employment opportunities and there are, and have been, no material violations of any other Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee or other Person. Each of the Company and its Subsidiaries has filed all reports, information and notices required under any Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee or other Person.

(d)  Each of the Company and its Subsidiaries has paid or properly accrued in the ordinary course of business all wages and compensation due to employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses.

(e)  Neither the Company nor any of its Subsidiaries is a party to any Contract which restricts the Company or any of its Subsidiaries from relocating, closing or terminating any of its operations or facilities or any portion thereof. Neither the Company nor any of its Subsidiaries have effectuated a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the "WARN Act")) or (ii) a "mass lay-off" (as defined in the WARN Act), in either case affecting any site of employment or facility of the Company or any of its Subsidiaries, except in accordance with the WARN Act.

(f)  Each of the Company and its Subsidiaries has complied and is in compliance in all material respects with the requirements of the Immigration Reform and Control Act of 1986. Section 3.20(f) of the Company Disclosure Letter sets forth a true and complete list of all employees working in the United States who are not U.S. citizens and a description of the legal status under which each such employee is permitted to work in the United States.

3.21.  Environmental.

(a)  Each of the Company and its Subsidiaries possesses all material Environmental Permits necessary to conduct its businesses and operations as being conducted as of the Agreement Date, and all such Environmental Permits are in full force and effect. None of the Company or its Subsidiaries has been notified in writing by any Governmental Entity prior to the date of this Agreement that any Environmental Permits will be modified, suspended or revoked.

(b)  Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws and the terms and conditions of all Environmental Permits. None of the Company or its Subsidiaries has received any written communication from any Governmental Entity or other Person that alleges that the Company or any of its Subsidiaries has materially violated or is liable for any material amount under any Environmental Law.

(c)  There are no pending or, to the Knowledge of the Company, past or threatened material Environmental Claims (i) against the Company or any of its Subsidiaries or (ii) against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed, either by Contract or by operation of Law.

(d)  To the Knowledge of the Company, there have been no Releases of any Hazardous Materials at, from, in, to, on or under any real properties currently or previously owned, leased, or utilized by the Company or any of its Subsidiaries or predecessors that would reasonably be expected to form the bases of any material Environmental Claim against the Company or any of its Subsidiaries.

(e)  To the Knowledge of the Company, neither the Company nor any of its Subsidiaries or predecessors transported or arranged for the transportation, treatment, storage, handling or disposal of any Hazardous Materials to any off-site location that could reasonably be anticipated to result in a material Environmental Claim against the Company or any of its Subsidiaries.

(f)  To the Knowledge of the Company, there are no (i) underground storage tanks, active or abandoned, (ii) polychlorinated-biphenyl-containing equipment or (iii) asbestos-containing material, within the leasehold of any site or building utilized by the Company or any of its Subsidiaries.

(g)  There have been no environmental investigations, studies, tests, audits, reviews or other analyses conducted by or on behalf of, or that are in the possession of, the Company or any of its Subsidiaries which have not been made available to Parent.

(h)  For purposes of this Agreement, the following defined terms shall apply:

(i)  "Environmental Claims" means any and all actions, Orders, decrees, suits, demands, directives, claims, Liens, investigations, proceedings or notices of violation by any Governmental Entity or other Person alleging potential responsibility or liability arising out of, based on or related to (A) the presence, Release or threatened Release of, or exposure to, any Hazardous Materials at any location or (B) circumstances forming the basis of any violation or alleged violation of any Environmental Law;

(ii)  "Environmental Laws" means all Laws, Orders, decrees, common law, judgments or binding agreements issued, promulgated or entered into by or with any Governmental Entity with applicable authority over such matters relating to pollution or protection of the environment or human health;

(iii)  "Environmental Permits" means all permits, licenses, registrations and other authorizations required under applicable Environmental Laws;

(iv)  "Hazardous Materials" means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos, polychlorinated biphenyls, radon gas and all other substances or wastes of any nature regulated pursuant to any Environmental Law (other than office and cleaning supplies safely stored and maintained); and

(v)  "Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment or within any building, structure, facility or fixture.

3.22.  Related Party Transactions. Except as disclosed in the Company's proxy statement for its 2007 annual meeting of shareholders as filed with the SEC on or about May 18, 2007 (the "2007 Proxy Statement"), there are no Contracts of any kind entered into by the Company or any of its Subsidiaries with, or for the benefit of, any officer, director or immediate family member of an officer or director, or greater than 5% shareholder of the Company ("Related Parties"), except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies (including normal merit increases in such compensation in the ordinary course of business) and copies of which have been made available to Parent and are listed on the Company Disclosure Letter, (b) reimbursements of ordinary and necessary expenses incurred in connection with their employment or service, (c) amounts paid pursuant to Company Benefit Plans of which copies have been made available to Parent, and (d) indemnification agreements for officers and directors in the form made available to Parent. To the Knowledge of the Company, except as disclosed in the 2007 Proxy Statement, none of the Related Parties has any material direct or indirect ownership interest in any firm or corporation with which the Company or any of its Subsidiaries has a business relationship, or with any firm or corporation that competes with the Company or any of its Subsidiaries (other than ownership of securities in a publicly traded company representing less than 5% of the outstanding stock of such company). To the Company's Knowledge, none of the Related Parties is directly or indirectly interested in any Material Contract, except for Material Contracts with the Related Party pursuant to which the Related Party receives compensation for services as an officer or director.

3.23.  Insurance.

(a)  Section 3.23(a) of the Company Disclosure Letter sets forth (i) an accurate and complete list of each insurance policy, binder of insurance and fidelity bond which covers the Company or any of its Subsidiaries or their respective businesses, properties, assets, directors or employees (the "Policies") and (ii) a list of all pending claims and the claims history for the Company and each Subsidiary during the current year and the preceding two years (including with respect to insurance obtained but not currently maintained). There are no pending claims under any of such Policies as to which coverage has been questioned, denied or disputed by the insurer or in respect of which the insurer has reserved its rights.

(b)  Section 3.23(b) of the Company Disclosure Letter describes any self-insurance arrangement by or affecting the Company or any of its Subsidiaries, including any reserves thereunder, and describes the loss experience for all claims that were self-insured in the current year and the preceding two years.

(c)  All Policies are in full force and effect and to the Company's Knowledge, are enforceable in accordance with their terms and will continue in full force and effect with respect to the Company and its Subsidiaries following the Merger. Such Policies provide insurance coverage for the Company and its Subsidiaries and their respective businesses, properties, assets and employees in scope and amount customary for businesses of the nature conducted by the Company and its Subsidiaries, and are sufficient in all material respects for compliance with all Laws and Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound which by their terms require the procurement of such Policies.

(d)  All premiums due under the Policies have been paid in full or, with respect to premiums not yet due, accrued. Neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any Policy or of any material changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any such Policy. There is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default under any Policy or entitle any insurer to terminate or cancel any Policy. The Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any Policy and none of such Policies provides for retroactive premium adjustments.

3.24.  Books and Records. The books, records and accounts of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, the transactions and the assets and Liabilities of the Company and its Subsidiaries in all material respects. Neither the Company nor any of its Subsidiaries has engaged in any transaction, maintained any bank account or used any of the funds of the Company or any of its Subsidiaries other than transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of the business. The minute books (containing the records of the meetings, or written consents in lieu of such meetings, of the shareholders, the board of directors and any committees of the board of directors), the stock certificate books, and the stock record books of the Company and its Subsidiaries are correct and complete in all material respects, and have been maintained in accordance with commercially reasonable business practices. At the Closing, all of those books and records will be in the possession of the Company.

3.25.  Opinion of Financial Advisor. The financial advisor to the Company, JMP Securities, has delivered to the Company an opinion dated the date of this Agreement to the effect that the Merger Consideration is fair from a financial point of view to the Company Shareholders. A copy of such opinion has been made available to Parent for informational purposes only.

3.26.  Brokers or Finders.

(a)  There is no investment banker, broker, finder, financial advisor or other intermediary which has been retained by or is authorized to act on behalf of the Company who is entitled to any fee or commission payable by the Company in connection with the transactions contemplated by this Agreement, other than JMP Securities. The Company has made available a true and complete copy of the Company's Contract with JMP Securities to Parent. No claim exists or will exist against the Company, any of its Subsidiaries or the Surviving Corporation or, based on any action by the Company or any of its Subsidiaries, against Parent for payment of any "topping," "break-up" or "bust-up" fee or any similar compensation or payment arrangement as a result of the transactions contemplated hereby (other than with respect to the payment of any fee contemplated by Section 9.4).

(b)  Section 3.26(b) of the Company Disclosure Letter sets forth the Company's good faith estimate, as of the Agreement Date, of the estimated fees and expenses incurred and to be incurred by the Company and its Subsidiaries in connection with the negotiation, execution and delivery of this Agreement and the other agreements and documents (including the Proxy Statement) contemplated hereby, and the performance of its obligations hereby and thereby (including the fees and expenses of JMP Securities and of the Company's legal counsel and accountants).

3.27.  No Illegal Payments. To the Company's Knowledge, none of the Company, any of its Subsidiaries or any Affiliate, officer, agent or employee thereof, has, since inception, on behalf of or with respect to the Company or any of its Subsidiaries, (a) made any unlawful domestic or foreign political contributions, (b) made any payment or provided services which were not legal to make or provide or which the Company, any of its Subsidiaries or any Affiliate thereof or such officer, agent or employee should reasonably have known were not legal for the payee or the recipient of such services to receive, (c) received any payment or any services which the Company, any of its Subsidiaries or any Affiliate thereof or such officer, agent or employee should reasonably have known were not legal for the payer or the provider of such services to make or provide, or (d) had any off-book bank or cash accounts or "slush funds."

3.28.  Customers. Section 3.28 of the Company Disclosure Letter sets forth the names of the 10 customers with the greatest dollar volume of purchases from the Company and its Subsidiaries in the year ended December 31, 2006 and the five-month period ended May 31, 2007. The Company believes the relationship of the Company and its Subsidiaries with each such customer are good commercial working relationships. No such customer has canceled or otherwise terminated, or to the Company's Knowledge, threatened to cancel or otherwise terminate, its relationship with the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice as of the Agreement Date that any such customer will cancel or otherwise materially and adversely modify its relationship with the Company or such Subsidiary as a result of the Merger or otherwise.

3.29.  Bank Accounts. Section 3.29 of the Company Disclosure Letter sets forth the name of each bank, safe deposit company or other financial institution in which the Company or any of its Subsidiaries has an account, lock box or safe deposit box and the names of all persons authorized to draw thereon or have access thereto.

3.30.  Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries in favor of any Person.

3.31.  Rights Plan. The Rights Plan has been amended (a copy of which amendment has been provided to Parent prior to the Agreement Date) so that entering into this Agreement and the Company Voting Agreements and the transactions contemplated hereby and thereby, do not and will not on the Agreement Date or as a result of the passage of time (i) result in any person being deemed to have become an Acquiring Person (as defined in the Rights Plan), (ii) result in the ability of any person to exercise any Rights (as defined in the Rights Plan) under the Rights Plan, (iii) enable or require the Rights to separate from the Shares to which they are attached or to be triggered or become exercisable or (iv) enable the Company to exchange any Rights for shares of the Company's capital stock, pursuant to the Rights Plan. No Distribution Date, Shares Acquisition Date, Triggering Event (as such terms are defined in the Rights Plan) or similar event has occurred or will occur by reason of (A) the adoption, approval, execution or delivery of this Agreement and the Company Voting Agreements, (B) the public announcement of such adoption, approval, execution or delivery or (C) the consummation of the transactions contemplated hereby and thereby.

3.32.  Proxy Statement. The Proxy Statement and any amendments or supplements to the Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Proxy Statement or any amendment or supplement to the Proxy Statement is first mailed to the Company Shareholders and at the time the Company Shareholders vote on the adoption of this Agreement, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that the statements contained in this Article IV are true and correct.

4.1.  Organization and Good Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, has all requisite power to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which it owns or leases property or conducts any business so as to require such qualification, except for those jurisdictions where the failure to be so qualified and in good standing would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries taken as a whole.

4.2.  Authority and Enforceability. Each of Parent and Merger Sub has the requisite power and authority to enter into this Agreement and to consummate the Merger. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors' rights generally, and (b) the availability of injunctive relief and other equitable remedies.

4.3.  No Conflicts; Authorizations.

(a)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby (in each case, with or without the giving of notice or lapse of time, or both) will not, (i) violate the provisions of any of the Charter Documents of Parent or Merger Sub, (ii) violate or conflict with, or constitute a default, an event of default or an event creating rights of acceleration, termination, cancellation, imposition of additional obligations or loss of rights, or require a consent to assignment, under any material contract (as defined under Item 601(b)(10) of Regulation S-K under the Exchange Act) to which the Parent or Merger Sub is a party, (iii) assuming compliance by Parent with the matters referred to Section 4.3(b), violate any Law, Authorization or Order applicable to Parent, Merger Sub or any of their respective subsidiaries, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy, obtain any relief under or revoke or otherwise modify any rights held under, any such Law, Authorization or Order, or (iv) result in the creation of any Liens upon any of the assets owned or used by Parent, Merger Sub or any of their respective subsidiaries, except for any such violations, conflicts, defaults and events referred to in clause (ii) and for any such violations, conflicts, challenges, remedies, relief, revocations, modifications or Liens referred to in clauses (iii) and (iv) that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent or the ability of Parent or Merger Sub to consummate the Merger or perform their respective obligations under this Agreement.

(b)  No Authorization or Order of, registration, declaration or filing with, or notice to any Governmental Entity or other Person is required by or with respect to Parent or Merger Sub or any of their respective subsidiaries in connection with the execution and delivery of this Agreement and the consummation of the Merger, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Washington, (ii) the filing with the SEC of the Proxy Statement and such reports and filings under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) such filings and notifications under the rules of the Nasdaq Global Select Market or applicable securities Laws as may be required in connection with this Agreement and the transactions contemplated hereby, and (iv) such other consents, approvals, orders, authorizations, releases, waivers, registrations, declarations or filings that if not made or obtained would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger or have a material adverse effect on Parent.

4.4.  Availability of Funds. Parent has, and will as of the Closing have, cash available or existing borrowing facilities which together are and will be sufficient to enable it to satisfy its obligations under this Agreement.

4.5.  Brokers or Finders. There is no investment banker, broker, finder, financial advisor or other intermediary which has been retained by or is authorized to act on behalf of Parent who is entitled to any fee or commission in connection with the transactions contemplated by this Agreement, other than Savvian Advisors, LLC.

4.6.  Interim Operations of Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

4.7.  Stock Ownership. As of the Agreement Date, neither Parent nor Merger Sub beneficially owns any shares of Company capital stock.

4.8.  Proxy Statement. The information supplied by Parent for the purpose of inclusion in the Proxy Statement and any amendments or supplements to the Proxy Statement will, when the Proxy Statement is filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Proxy Statement or any amendment or supplement to the Proxy Statement is first mailed to the Company Shareholders and at the time the Company Shareholders vote on the adoption of this Agreement, the information supplied by Parent for inclusion in the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

ARTICLE V

COVENANTS OF THE COMPANY

5.1.  Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall, and it shall cause each of its Subsidiaries to:

(a)  maintain its corporate existence and carry on its business in the ordinary course in a manner consistent with past practice and in accordance with the provisions of this Agreement and in compliance with all Laws, Authorizations and Contracts;

(b)  use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and preserve its relationships with the material customers, distributors, licensors, licensees and others having material business dealings with it; provided that the Company is not authorized to, and shall not, make any commitments to any of the foregoing Persons on behalf of Parent; and

(c)  maintain its books and records in accordance with past practice, and to use its commercially reasonable efforts to maintain in full force and effect all Authorizations and Policies which are necessary for it to conduct its business as currently conducted.

5.2.  Negative Covenants. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, and it shall not permit any of its Subsidiaries to do any of the following, except (i) with the prior written consent of Parent, (ii) as set forth in Section 5.2 of the Company Disclosure Letter, (iii) as expressly provided or permitted in this Agreement, or (iv) as required by applicable Law (including the Code and ERISA):

(a)  adopt or propose any amendment to the Charter Documents of the Company or any of its Subsidiaries;

(b)  declare, set aside or pay any dividend or other distribution (whether in cash, stock or other property) with respect to any securities (except for the repurchase of stock from its employees, directors, consultants or contractors in connection with the termination of their services pursuant to the Company's standard form of option/restricted shares agreement);

(c)  (i) issue or authorize for issuance any securities, except the grant of Company Stock Options and Company SARS to newly hired non-officer employees in the ordinary course of business consistent with past practice or the issuance of shares of Company Common Stock upon the exercise of Company Stock Options, Company SARS or Warrants or pursuant to the ESPP, or (ii) make any material change in the rights, preferences or privileges associated with any issued and outstanding securities, or redeem, purchase or otherwise acquire any securities (except for the repurchase of stock from its employees, directors, consultants or contractors in connection with the termination of their services pursuant to the Company's standard form of option/restricted shares agreement);

(d)  (i) other than pursuant to a written agreement or Company Benefit Plan disclosed in the Company Disclosure Letter or pursuant to performance reviews and in the ordinary course of business consistent with past practice, (A) increase the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any of its current or former directors, employees, contractors or consultants, or (B) increase the benefits under any bonus, severance, termination, pension, insurance or other employee benefit plan, payment or arrangement made to, for or with any current or former directors, employees, contractors or consultants of the Company or any of its Subsidiaries or (ii) enter into any employment (other than offer letters and letter agreements entered into in the ordinary course of business consistent with past practice with employees who are terminable "at-will"), severance or termination agreement;

(e)  establish, adopt, enter into, amend or terminate any Company Benefit Plan or any collective bargaining, thrift, compensation or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, employees, contractors or consultants of the Company or any of its Subsidiaries;

(f)  other than (A) sales of inventory, (B) the grant of Out-Bound Licenses on a non-exclusive basis and (C) other dispositions of property and assets that are not material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, in each case in the ordinary course of business consistent with past practice, sell, lease, transfer or assign any material property or assets of the Company or any of its Subsidiaries;

(g)  other than intra-company Indebtedness solely by and among the Company and one or more of its wholly-owned Subsidiaries or for intra-company Indebtedness solely by and among one or more wholly-owned Subsidiaries of the Company, (i) assume, incur or guarantee any Indebtedness, other than endorsements for collection in the ordinary course of business or pursuant to existing borrowing arrangements disclosed in Section 3.17(a)(xii) of the Company Disclosure Letter, (ii) materially modify the terms of any existing Indebtedness or (iii) repay any existing Indebtedness in advance of its maturity date;

(h)  mortgage, pledge or permit to become subject to Liens (other than Permitted Liens) any material properties or assets of the Company or any of its Subsidiaries;

(i)  other than travel loans or expense advances in the ordinary course of business consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person;

(j)  cancel any material debts or waive any material claims or rights of substantial value;

(k)  (i) materially amend, materially modify or terminate, or waive, release or assign any material rights under, any Material Contract, (ii) enter into any Contract which, if entered into prior to the Agreement Date, would have been required to be set forth in Section 3.17(a) of the Company Disclosure Letter (where the subject matter of such Contract is not already covered by another subsection of this Section 5.2, in which case such subsection of this Section 5.2 shall control), other than customer agreements entered into in the ordinary course of business consistent with past practice;

(l)  (i) make any capital expenditure, or commit to make any capital expenditure, which in any one case exceeds $50,000 or capital expenditures which in the aggregate exceed $100,000 or (ii) except as permitted by clause (i), acquire any assets, properties or rights other than Inventory or pursuant to In-Bound Licenses entered into in the ordinary course of business consistent with past practice;

(m)  settle or compromise any litigation other than settlements or compromises of litigation where the monetary payment by the Company or any of its Subsidiaries does not exceed $100,000 in the aggregate or $50,000 in any individual case and injunctive or equitable relief is not involved;

(n)  amend any Company Stock Option, Company SAR or Other Purchase Right or authorize cash payments in exchange for any of the foregoing;

(o)  make any material filings or registrations, with any Governmental Entity, except routine filings and registrations made in the ordinary course of business;

(p)  be party to (i) any merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries or (ii) any purchase of all or any substantial portion of the assets or securities of the Company or any of its Subsidiaries;

(q)  other than as required by GAAP (as advised by its regular independent accounts), make any changes in its accounting methods, principles or practices;

(r)  make any material Tax election, change its method of Tax accounting or settle any material claim relating to Taxes; or

(s)  agree in a legally binding manner, whether in writing or otherwise, to do any of the foregoing.

5.3.  Access to Information. Subject to the terms of the Confidentiality Agreement by and between Parent and the Company dated May 18, 2007 (the "Confidentiality Agreement"), the Company shall, and shall cause its Subsidiaries to, afford to Parent's officers, directors, employees, accountants, counsel, consultants, advisors and agents ("Representatives") free and full access to and the right to inspect, during normal business hours and with reasonable advance notice, all of the Real Property, properties, assets, records, Contracts and other documents related to the Company and its Subsidiaries, and shall permit them to consult, during normal business hours and with reasonable advance notice, with the officers, employees, accountants, counsel and agents of the Company and its Subsidiaries for the purpose of making such investigation of the Company and its Subsidiaries as Parent shall desire to make. The Company shall make available to Parent all such documents and copies of documents and records and information with respect to the Company and its Subsidiaries and copies of any working papers relating thereto as Parent may reasonably request. At the Closing, the Company will deliver, or cause to be delivered, to Parent or its designee all of the minute books of the Company and its Subsidiaries.

5.4.  Resignations. On the Closing Date, the Company shall cause to be delivered to Parent duly signed resignations, effective at the Effective Time, of all members of the boards of directors of the Company and its Subsidiaries of their positions as directors and of all officers of the Company and its Subsidiaries of their position as officers (but not as employees).

5.5.  Consents. The Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to obtain all Consents; provided that no Indebtedness shall be repaid, except as otherwise required pursuant to the terms of any applicable loan Contract, and no Contract shall be amended nor any right thereunder be waived, and no money or other consideration shall be expended, to obtain any such Consent (except any processing or other fee provided for under the terms of the underlying Contract).

5.6.  Notification of Certain Matters. The Company shall give prompt notice to Parent of any fact, event or circumstance of which it has Knowledge that (a) individually or taken together with all other facts, events and circumstances of which it has Knowledge, constitutes or is reasonably likely to result in a Company Material Adverse Effect, (b) constitutes a material breach of any of representations, warranties, covenants or agreements contained herein, (c) the failure of any condition precedent to Parent's obligations that is under the control of the Company and cannot reasonably be expected to be cured through the exercise of commercially reasonable efforts by the Company on or prior to the Outside Date, (d) any notice or other communication from any third party alleging that the consent of such third party is required in connection with the Merger, (e) any notice or other communication from any Governmental Entity in connection with the Merger, or (f) any Actions commenced relating to the Company or any of its Subsidiaries that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.18; provided, however, that (i) the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect any remedies available to Parent or prevent or cure any misrepresentations, breach of warranty or breach of covenant, and (ii) disclosure by the Company shall not be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty; provided, provided, further, that the failure to deliver any notice pursuant to this Section 5.6 shall not be considered in determining whether the condition set forth in Section 8.2(b) has been satisfied.

5.7.  Exclusivity.

(a)  Subject to Section 5.7(b), except with respect to this Agreement and the transactions contemplated hereby, the Company agrees that it will not, and it will cause its Subsidiaries and its and their respective directors, officers, employees and other agents and representatives (including any investment banking, legal or accounting firm retained by it or any of them and any individual member or employee of the foregoing) who have authority (or who could reasonably be perceived by a third party to have authority) to act on behalf of the Company in connection with a Third Party Proposal (each, an "Agent") not to: (i) initiate, solicit, seek or knowingly encourage, directly or indirectly, any inquiries relating to or the making or implementation of any Third Party Proposal; (ii) engage in any negotiations concerning, or provide any non-public information or data to, or have any substantive discussions with, any Person relating to a Third Party Proposal; (iii) otherwise cooperate in or knowingly facilitate any effort or attempt to make or implement a Third Party Proposal; (iv) enter into Contract with any Person relating to a Third Party Proposal or (v) release any third party from, or waive any provision of, any confidentiality or standstill agreement that would otherwise restrict or limit a Third Party Proposal to which it is a party. The Company will immediately cease, and will cause its Subsidiaries and Agents immediately to cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Third Party Proposal. "Third Party Proposal" means any Contract, proposal or offer (including any proposal or offer to the shareholders of the Company) with respect to an Acquisition Transaction. "Acquisition Transaction" means: (A) any sale, lease or other disposition, direct or indirect (and however structured), of any business or assets of the Company and/or any of its Subsidiaries (which business or assets represent 20% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole), (B) any tender offer or exchange offer that, if consummated, would result in a third party beneficially owning 20% or more of any class of securities of the Company, (C) a merger, consolidation, share exchange, business combination, reorganization or other similar transaction involving the Company and/or any of its Subsidiaries (which Subsidiaries represent 10% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) pursuant to which the shareholders of the Company or such Subsidiary immediately preceding such transaction hold securities representing less than 80% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), (D) the issuance, sale or other disposition, direct or indirect (and however structured), by the Company of securities (or securities or other rights convertible into, or exercisable or exchangeable for, such securities) representing 20% or more of the voting power or capital stock of the Company and/or any of its Subsidiaries (which Subsidiaries represent 10% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (E) any combination of the foregoing (other than the Merger) in a series of related transactions.

(b)  Notwithstanding anything to the contrary in Section 5.7(a), the Board of Directors of the Company may, so long as the Company Shareholder Approval has not yet been obtained, furnish information to, and enter into and conduct discussions or negotiations with, a Person who has made a written bona fide Third Party Proposal not solicited in violation of Section 5.7(a) if, and only if, the Board of Directors of the Company has (i) concluded in good faith after consultation with the Company's independent financial advisors of nationally recognized reputation that such Third Party Proposal constitutes or is reasonably likely to result in a Superior Proposal, (ii) concluded in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, failing to furnish such information or enter into or conduct discussions is reasonably likely to result in a breach of its fiduciary obligations to the Company Shareholders under applicable Law, (iii) provided contemporaneous written notice to Parent of its furnishing information or entering into or conducting discussions or negotiations with such Person and (iv) obtained from such Person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement. The Board of Directors of the Company shall furnish to Parent all non-public information provided to the Person who has made the Superior Proposal to the extent that such information has not been previously provided to Parent and shall keep Parent promptly and reasonably informed as to the status of any discussions regarding such Superior Proposal. "Superior Proposal" means an written bona fide Third Party Proposal not solicited in violation of Section 5.7(a) (provided for purposes of this definition, each reference to "20%" or "80%" in the definition of "Acquisition Transaction" shall be deemed to be a reference to "50%") on terms that the Board of Directors of the Company determines, in its good faith judgment (after consultation with its financial advisor of nationally recognized reputation), to be more favorable to the Company Shareholders from a financial point of view than the terms of the Merger and with any financing required to consummate the transaction contemplated by such Third Party Proposal reasonably capable of being obtained. In addition to the obligations of the Company set forth in this Section 5.7(b), the Company shall promptly, but in no event later than 24 hours after the receipt thereof, advise Parent in writing of any Third Party Proposal or inquiry or request for non-public information that the Company reasonably believes could lead to a Third Party Proposal, the terms and conditions of such request, Third Party Proposal or inquiry (including any subsequent material amendment or modification to such terms and conditions) and the identity of the Person making the request, inquiry or Third Party Proposal. The Company shall keep Parent informed in all material respects on a timely basis of any change in the status of, or any modification or amendment to, any Third Party Proposal.

(c)  Nothing in this Agreement shall prevent the Board of Directors of the Company from withholding, withdrawing, amending, modifying or changing its recommendation in favor of the Company Shareholder Approval and, in the case of a tender or exchange offer made directly to the Company Shareholders, recommending that the Company Shareholders accept the tender or exchange offer (each, a "Change of Recommendation") in response to a Superior Proposal, if all of the following conditions are satisfied:

(i)  a Superior Proposal is made to the Company and is not withdrawn;

(ii)  the Company Shareholder Approval has not been obtained;

(iii)  the Company shall have provided at least three Business Days’ prior written notice (the "Notice Period") to Parent stating (A) that it has received a Superior Proposal, (B) the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal, including providing Parent with complete copies of all documents and agreements, including exhibits and other attachments, in connection with such Superior Proposal, and (C) that it intends to effect a Change of Recommendation and the manner in which it intends to do so (it being agreed that (x) the Company shall not enter into a definitive agreement with respect to the Superior Proposal during such three Business Day Period, and (y) any change to the terms of the Superior Proposal shall commence a new three Business Day period);

(iv)  Parent shall not have, within the Notice Period, made an offer that the Board of Directors of the Company by a majority vote determines in its good faith judgment (based on consultation with its financial advisor) to be at least as favorable to the Company Shareholders from a financial point of view as such Superior Proposal (it being agreed that the Board of Directors of the Company shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof); and

(v)  the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to effect a Change of Recommendation would be reasonably likely to result in a breach of its fiduciary obligations to the Company Shareholders under applicable Law.

(d)  Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the Company Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided that the Company shall not take a position that effects, or otherwise make any public statement that constitutes, a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.7(c).

5.8.  Company Shareholders' Meeting.

(a)  As promptly as reasonably practicable after the Agreement Date, the Company shall take all action necessary under the WBCA and its Charter Documents (i) to call, convene and hold a meeting of the Company Shareholders to vote upon the adoption of this Agreement (the "Company Shareholders' Meeting") and (ii) to solicit the Company Shareholder Approval. The Board of Directors of the Company will recommend, by unanimous vote of all directors then in office, that the Company Shareholder Approval be given and will use its commercially reasonable efforts to solicit from the Company Shareholders the Company Shareholder Approval, except to the extent that the Board of Directors of the Company effects a Change of Recommendation as provided in Section 5.7(c).

(b)  Until the termination of this Agreement in accordance with its terms, nothing in this Agreement shall limit the Company's obligation to convene the Company Shareholders' Meeting (regardless of whether the Board of Directors of the Company effects a Change of Recommendation).

5.9.  Proxy Statement.

(a)  As promptly as practicable after the execution of this Agreement, the Company shall prepare and file with the SEC a proxy statement (together with any amendments thereof or supplements thereto, the "Proxy Statement") relating to the Company Shareholders' Meeting. Parent will provide reasonable cooperation and assistance with the preparation of the Proxy Statement. The Company shall use commercially reasonable efforts to have cleared by the SEC and thereafter mail to the Company Shareholders as promptly as reasonably practicable the Proxy Statement and all other proxy materials for the Company Shareholders' Meeting.

(b)  Except to the extent expressly permitted by Section 5.7(c), (i) the Board of Directors of the Company shall recommend that the Company Shareholders vote in favor of the Company Shareholder Approval, (ii) the Proxy Statement shall include a statement that the Board of Directors of the Company has recommended that the Company Shareholders vote in favor of the Company Shareholder Approval and (iii) neither the Board of Directors of the Company nor any committee thereof shall effect any Change of Recommendation. However, nothing herein shall prohibit the Board of Directors of the Company from fulfilling its duty of candor or disclosure to its shareholders under applicable Law.

(c)  The Proxy Statement and any amendments or supplements to the Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Proxy Statement or any amendment or supplement to the Proxy Statement is first mailed to the Company Shareholders and at the time the Company Shareholders vote on the adoption of this Agreement, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Company Shareholders' Meeting, any event or circumstance relating to the Company that should be set forth in an amendment or a supplement to the Proxy Statement should be discovered by the Company, the Company shall promptly inform Parent. The covenant contained in this Section 5.9(c) will not apply to statements or omissions included in the Proxy Statement based upon information furnished to the Company in writing by Parent specifically for use therein.

(d)  The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, each time before that document (or any amendment or supplement thereto) is filed with the SEC, and reasonable and good faith consideration shall be given to any comments made by Parent and its counsel. The Company shall (i) promptly provide Parent and its counsel with any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) provide Parent with a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

5.10.  Rights Plan. Prior to the earlier of the termination of this Agreement or the Effective Time, except in connection with a Change in Recommendation, the Company and its Board of Directors shall not amend or modify or take any other action with regard to the Rights Plan in any manner or take any other action so as to (a) render the Rights Plan inapplicable to any transaction(s) other than the Merger and other transactions contemplated by this Agreement and the Company Voting Agreements, (b) permit any Person or group who would otherwise be an Acquiring Person (as defined in the Rights Plan) not to be an Acquiring Person, (c) provide that a Distribution Date or Shares Acquisition Date or Triggering Event (as such terms are defined in the Rights Plan) or similar event does not occur as promptly as practicable by reason of the execution of any agreement or transaction other than this Agreement and the Company Voting Agreements and the Merger and the agreements and transactions contemplated hereby and thereby, or (d) except as specifically contemplated by this Agreement, otherwise affect the rights of holders of Rights (as defined in the Rights Plan). The Company and its Board of Directors shall take all action to ensure that the Rights Plan is and, through the Effective Time, will be inapplicable to Parent and Merger Sub, this Agreement, the Merger, the Company Voting Agreements and the transactions contemplated hereby and thereby. Pursuant to the amendment of the Rights Plan contemplated in Section 3.31 hereof, the rights under the Rights Plan shall expire immediately prior to the Effective Time.

5.11.  FIRPTA Certificate. The Company shall prepare and deliver to Parent at the Closing a certificate stating that the Company is not a "United States Real Property Holding Corporation" as defined in Section 897 of the Code in accordance with Treasury Regulation promulgated under Sections 897 and 1445 of the Code (the "FIRPTA Certificate").

5.12.  Company Benefit Plans. Unless Parent consents otherwise in writing, the Company shall take all action necessary to terminate, or cause to terminate, before the Effective Time, any Company Benefit Plan that is a 401(k) plan or other defined contribution retirement plan or employee stock purchase plan.

  ARTICLE VI

COVENANTS OF PARENT

6.1.  Form S-8. Within 10 Business Days following the Effective Time, Parent shall file a registration statement on Form S-8 to register shares of Parent Common Stock issuable upon exercise of the Replacement Options and Replacement SARS to the extent the shares of Parent Common Stock may be registered on Form S-8. Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the Replacement Options and Replacement SARS remain outstanding.

6.2.  Benefit Plans. Parent shall take all reasonable actions necessary to allow eligible employees of the Company and any of its Subsidiaries that will be employees of the Surviving Corporation and any of its Subsidiaries ("Transitioned Employees"), to participate on substantially similar terms in benefit programs which are substantially comparable to those maintained for the benefit of, or offered to, similarly situated employees of Parent, as soon as practicable after the Effective Time, to the extent permitted by the terms of such Parent benefit plan or any insurance contract or agreement applicable thereto; provided, however, that in the case of plans for which the Company maintains a plan offering the same type of benefit, such participation need not be offered by Parent until the corresponding plan of the Company ceases to be available or is terminated after the Effective Time. Parent will recognize employment services of each Transitioned Employee with the Company and any of its Subsidiaries for purposes of eligibility and vesting (but not benefit accrual) under any benefit plan of Parent. Each Transitioned Employee's years of service with the Company and any of its Subsidiaries shall be otherwise recognized for all general employment purposes, including seniority, vacation, personal time and similar general employment purposes; provided that any vacation time offered by Parent in the calendar year of the Effective Time to any Transitioned Employee shall be offset by any vacation time used by or paid to a Transitioned Employee by the Company or any of its Subsidiaries in the calendar year of the Effective Time. In addition, Parent will use commercially reasonable efforts to (a) waive all limitations as to preexisting conditions, exclusions, waiting periods and service requirements with respect to participation and coverage requirements applicable to Transitioned Employees under any group health plan sponsored by Parent, except to the extent such preexisting conditions, exclusion, waiting period or service requirement had not been satisfied by any such Transitioned Employee as of the Effective Time under a group health plan sponsored by the Company or any of its Subsidiaries; and (b) provide each Transitioned Employee with credit for any deductible, copayment and out-of-pocket limits applicable to such employees under any such group medical plan sponsored by the Company or any of its Subsidiaries and paid by the Transitioned Employee prior to the Effective Time during the calendar year of the Effective Time.

6.3.  Delisting and Deregistration. Parent shall use its reasonable best efforts to cause the Company Common Stock to be no longer quoted on the Nasdaq Capital Market and to be deregistered under the Exchange Act as soon as practicable following the Effective Time.

6.4.  Indemnification.

(a)  From and after the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the Agreement Date or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim or Action that is based in whole or in part on, or arises in whole or in part out of, the fact that such Person is or was a director, officer or employee of the Company or any of its Subsidiaries, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent such Persons are entitled to be indemnified or have the right to advancement of expenses as of the Agreement Date by the Company or any of its Subsidiaries pursuant to the Charter Documents and indemnification agreements of the Company and its Subsidiaries, if any, in existence on the Agreement Date with any directors, officers and employees of the Company and its Subsidiaries (“Indemnity Payments”).

(b)  For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current directors' and officers' liability insurance policies maintained by the Company with respect to claims arising from facts or events that occurred prior to the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the Company Voting Agreements and the consummation of the transactions contemplated hereby and thereby); provided that if the existing directors' and officers' liability insurance policy expires, is terminated or cancelled during such six-year period, Parent shall cause to be substituted therefor policies containing terms and conditions which are no less favorable to the former officers and directors of the Company and its Subsidiaries only with respect to claims arising from facts or events that occurred prior to the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the Company Voting Agreements and the consummation of the transactions contemplated hereby and thereby); provided, further, that if the aggregate annual premiums for such policies at any time during such period exceed 200% of the annual premium paid by the Company for such insurance as of the Agreement Date, Parent shall be required to provide such coverage as will then be available at an annual premium equal to 200% of such rate; and provided, further, that, in the alternative, the Surviving Corporation (or the Company prior to Closing with Parent’s consent, which consent shall not be unreasonably withheld or delayed), and after consultation with Parent, may purchase a tail policy effective as of the Effective Time with respect to the directors’ and officers’ insurance, which tail policy shall (i) be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, (ii) shall contain substantially the same coverage and amounts as, and contain terms and conditions substantially the same as the coverage currently provided by the directors’ and officers’ insurance in effect as of the Agreement Date, and (iii) shall cost no more than 200% of the annual premium paid by the Company for such insurance as of the Agreement Date. Prior to the Closing the Company shall consult with Parent before renewing the existing directors' and officers' liability insurance policy.

(c)  This Section 6.4 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent, the Surviving Corporation and their respective successors and assigns.

(d)  In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent, the Surviving Corporation or their respective successors or assigns honor the indemnification and insurance obligations set forth in this Section 6.4.

6.5.  Notification of Certain Matters. Parent shall give prompt notice to the Company of any fact, event or circumstance of which it has Knowledge that (a) constitutes a material breach of any of Parent's or Merger Sub's representations, warranties, covenants or agreements contained herein, (c) the failure of any condition precedent to the Company's obligations that is under the control of Parent or Merger Sub and cannot reasonably be expected to be cured through the exercise of commercially reasonable efforts by Parent or Merger Sub on or prior to the Outside Date, (d) any notice or other communication from any third party alleging that the consent of such third party is required in connection with the Merger, or (e) any notice or other communication from any Governmental Entity in connection with the Merger; provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect any remedies available to the Company or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

ARTICLE VII

COVENANTS OF THE COMPANY AND PARENT

7.1.  Regulatory Approvals. Each of Parent, Merger Sub and the Company shall promptly after the Agreement Date apply for, and take all reasonably necessary actions to obtain or make, as applicable, all Authorizations, Orders, declarations and filings with, and notices to, any Governmental Entity or other Person required to be obtained or made by it for the consummation of the transactions contemplated hereby. Each party shall cooperate with and promptly furnish to the other party any information that may be necessary in connection with any requirements imposed upon such other party in connection with the consummation of the Merger.

7.2.  Public Announcements. Each of Parent and the Company will issue the initial press release relating to the execution and delivery of this Agreement that has been approved in advance by the other party. Thereafter, each of Parent and the Company shall not issue any press release or otherwise make any public statements with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement without the prior consent of the other parties (such consent not to be unreasonably withheld or delayed); provided that a party may, without such consent (but after prior consultation to the extent practicable in the circumstances), issue such press releases and make such public statements that it believes are required by applicable Law or the rules of the Nasdaq Capital Market or Nasdaq Global Select Market. Notwithstanding the foregoing, a party may make public statements in response to questions from the press, analysts, investors and make internal announcements to employees, so long as such statements and announcements are consistent with previous press releases or public statements made jointly by the Company and Parent and do not violate the terms of the Confidentiality Agreement.

7.3.  Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all steps as may be required to cause (a) the acquisition of Replacement Stock Options and Replacements SARS resulting from the operation of Section 2.6 of this Agreement by each individual who will be immediately following the Effective Time subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, and (b) any dispositions of Company Common Stock, Company Stock Options, Company SARS or Warrants resulting from the Merger or the other transactions contemplated by this Agreement by each individual who will be immediately prior to the Effective Time subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act in accordance with the interpretative guidance of the SEC.

7.4.  Further Assurances. Upon the terms and subject to the conditions hereof each of the parties hereto shall execute such documents and other instruments and take such further actions as may be reasonably required to carry out the provisions hereof and consummate the Merger and the transactions contemplated by this Agreement.

ARTICLE VIII

CONDITIONS TO MERGER

8.1.  Conditions to Each Party's Obligation to Effect the Merger. The obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)  The Company Shareholder Approval shall have been obtained.

(b)  All Authorizations and Orders of, declarations and filings with, and notices to any Governmental Entity required to permit the consummation of the Merger shall have been obtained or made and shall be in full force and effect.

(c)  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall be in effect. No Law shall have been enacted or shall be deemed applicable to the Merger which makes the consummation of the Merger illegal.

8.2.  Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by Parent in its sole discretion) of the following further conditions:

(a)  (i) The representations and warranties of the Company in Sections 3.2(a) (first sentence), 3.2(b) (first sentence), 3.2(c) (first two sentences) and 3.4(a) of this Agreement shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties shall be true and correct in all material respects with respect to such specified date), and (ii) all other representations and warranties of the Company in this Agreement, disregarding the phrase "in all material respects" or any Company Material Adverse Effect qualifications contained in such representations and warranties, shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties, disregarding the phrase "in all material respects" or any Company Material Adverse Effect qualifications contained in such representations and warranties, shall be true and correct with respect to such specified date); provided, however, that any inaccuracies in such representations and warranties shall be disregarded unless all such inaccuracies, considered collectively, shall have had, and shall continue to have, a Company Material Adverse Effect. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company.

(b)  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received a certificate to such effect signed on behalf of the Company by a duly authorized executive officer of the Company.

(c)  No Action shall be pending by any Governmental Entity seeking to prevent consummation of the Merger.

(d)  The individuals set forth on Schedule 8.2(d) shall have executed and delivered the Employment Arrangements in the form agreed upon by Parent and such individuals prior to the Agreement Date, all of which shall be in full force and effect (excluding any failure to be in full force or effect as a result of the death or incapacity of any such individual).

(e)  Timothy C. Choate shall have executed and delivered (i) a non-competition agreement and (ii) a consulting agreement, each in the form agreed upon by Parent and Mr. Choate prior to the Agreement Date, and there shall be no Order outstanding obtained with the consent of Parent or Merger Sub that such non-competition agreement or consulting agreement is not enforceable in any respect.

(f)  The Company shall have delivered to Parent a duly executed and certified FIRPTA Certificate.

(g)  All actions necessary to cause all outstanding Rights (as defined in the Rights Plan) under the Rights Plan to expire immediately prior to the Effective Time and to render such Rights inapplicable to Parent, Merger Sub, this Agreement, the Merger, the Company Voting Agreements and the other transactions contemplated by this Agreement and the Company Voting Agreements shall have been taken.

8.3.  Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is subject to the satisfaction (or waiver by the Company in its sole discretion) of the following further conditions:

(a)  (i) The representations and warranties of Parent and Merger Sub in Section 4.2 shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date, and (ii) all other representations and warranties of the Parent and Merger Sub in this Agreement, disregarding the phrase "in all material respects" or any material adverse effect qualifications contained in such representations and warranties, shall be true and correct in all respects on and as of the date of this Agreement and on and as of the Closing Date as though such representations and warranties were made on and as of such date (except for representations and warranties which address matters only as to a specified date, which representations and warranties, disregarding the phrase "in all material respects" or any material adverse effect qualifications contained in such representations and warranties, shall be true and correct with respect to such specified date); provided, however, that any inaccuracies in such representations and warranties shall be disregarded unless all such inaccuracies, considered collectively, shall have had, and shall continue to have, a material adverse effect on Parent and Merger Sub or the ability of either of them to consummate the Merger or perform their respective obligations under this Agreement. The Company shall have received a certificate to such effect signed on behalf of Parent and Merger Sub by a duly authorized officer thereof.

(b)  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate to such effect signed on behalf of Parent and Merger Sub by a duly authorized officer thereof.

ARTICLE IX

TERMINATION

9.1.  Termination.

(a)  This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time (with any termination by Parent also being an effective termination by Merger Sub):

(i)  by mutual written consent duly authorized by the Board of Directors of Parent and the Company;

(ii)  by Parent or the Company if:

(A)  the Merger is not consummated on or before December 28, 2007 (the "Outside Date"); provided, however, that if the Merger shall not have been consummated by the Outside Date, but on such date, all of the conditions to Closing set forth in Article VIII (other than conditions that by their nature are only to be satisfied as of the Closing and other than the conditions set forth in Section 8.1(b)) have been satisfied or waived in writing, then the Outside Date shall be extended until February 28, 2008; provided further, that the right to terminate this Agreement under this clause (ii)(A) shall not be available to any party whose breach of a covenant or agreement under this Agreement has been the proximate cause of the failure of the Closing to occur on or before such date;

(B)  a Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or other action is final and non-appealable; or

(C)  the Company Shareholder Approval shall not have been obtained at the Company Shareholders' Meeting or any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 9.1(a)(ii)(C) shall not be available to the Company where the failure to obtain such Company Shareholder Approval is caused by any action or failure to act of the Company that constitutes a willful breach of this Agreement;

(iii)  by Parent if:

(A)  there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.2(a) or Section 8.2(b), as applicable, would not be satisfied; provided that if such inaccuracy in the Company's representations and warranties or breach by the Company is curable within 15 Business Days by the Company, then Parent may not terminate this Agreement under this Section 9.1(a)(iii)(A) for 15 Business Day after delivery of written notice from Parent of such inaccuracy or breach, (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(a)(iii)(A) if such inaccuracy or breach by the Company is cured in all material respects during such 15 Business Day period); or

(B)  (i) the Board of Directors of the Company fails to call the Company Shareholders' Meeting in accordance with Section 5.8(a), (ii) the Company fails to include in the Proxy Statement the recommendation of the Board of Directors of the Company in favor of the Company Shareholder Approval, (iii) the Board of Directors of the Company effects a Change of Recommendation, (iv) the Company recommends to the Company Shareholders or approves or endorses a Third Party Proposal or in violation of Section 5.7 enters into any letter of intent, memorandum of understanding or similar document or any Contract (other than a nondisclosure agreement) constituting, accepting or directly related to any Third Party Proposal, (v) following the receipt of a Third Party Proposal, the Board of Directors of the Company fails to reaffirm its recommendation to the Company’s shareholders in favor of the Company Shareholder Approval within 10 Business Days after Parent requests in writing that such recommendation be reaffirmed, (vi) the Company willfully breaches its obligations under Section 5.7 and Parent is materially prejudiced thereby, or (vii) a tender offer or exchange offer relating to the outstanding shares of capital stock of the Company is commenced, and the Board of Directors of the Company fails to recommend within 10 Business Days against acceptance of such tender offer or exchange offer by the Company Shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company Shareholders (other than a "stop, look and listen" letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act));

(iv)  by the Company if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(a), as applicable, would not be satisfied; provided that if such inaccuracy in Parent or Merger Sub's representations and warranties or breach by Parent or Merger Sub is curable within 15 Business Days by Parent or Merger Sub, then the Company may not terminate this Agreement under this Section 9.1(a)(iv) for 15 Business Days after delivery of written notice from the Company of such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(a)(iv) if such inaccuracy or breach by Parent or Merger Sub is cured in all material respects during such 15 Business Day Period); or

(v)  by the Company, prior to obtaining the Company Shareholder Approval, and concurrently with or following a Change of Recommendation in compliance with the provisions of Section 5.7(c), if the Company's Board of Directors by majority vote authorizes the Company to accept (or to enter into a written agreement for a transaction constituting) a Superior Proposal; provided that prior to or concurrently with such termination, the Company shall pay all amounts due pursuant to Section 9.4(a)(ii) of this Agreement in accordance with the terms specified therein.

(b)  The party desiring to terminate this Agreement pursuant to Section 9.1(a)(ii), (iii), (iv) or (v) shall give written notice of such termination to the other parties hereto.

9.2.  Effect of Termination. In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of the Company or Parent or their respective officers, directors, shareholders or Affiliates, except as set forth in Sections 9.3 and 9.4; provided, however, that the provisions of Section 7.2 (Public Announcements) and Section 9.2 (Effect of Termination), Section 9.3 (Remedies), Section 9.4 (Termination Fee) and Article X of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

9.3.  Remedies. Any party terminating this Agreement pursuant to Section 9.1 shall have the right to recover damages sustained by such party as a result of any willful or intentional breach by the other party of any representation, warranty, covenant or agreement contained in this Agreement or fraud or willful misrepresentation; provided, however, that the party seeking relief is not in breach of any representation, warranty, covenant or agreement contained in this Agreement under circumstances which would have permitted the other party to terminate the Agreement under Section 9.1. Payments made pursuant to Section 9.4 shall be in addition to any other rights, remedies and relief of the parties hereto or with respect to the subject matter of this Agreement. In the event Parent terminates this Agreement in violation of the terms of this Agreement, including Section 9.1, as determined by a court of competent jurisdiction, Parent agrees that, in addition to any other rights, remedies and relief of the Company, the Company shall be entitled to recover damages from Parent not to exceed the amount set forth on Schedule 9.3 hereto to cover Indemnity Payments to directors and officers of the Company that resulted from Specified Actions; provided, that the foregoing shall not apply unless each of the following two requirements have been satisfied: (i) the Company shall have first sought and obtained all amounts payable under the Company’s directors’ and officers’ liability insurance policy, and (ii) the Company shall have provided Parent with reasonable documentation evidencing such Indemnity Payments.

9.4.  Termination Fee.

(a)  The Company shall pay Parent, by wire transfer of immediately available funds to an account designated by Parent, a fee of $1,400,000, plus the amount of all of the reasonable fees and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (not to exceed $400,000) (the "Termination Fee") as follows:

(i)  if Parent terminates this Agreement pursuant to Section 9.1(a)(iii)(B), the Company shall pay Parent the Termination Fee in full on the second Business Day following the date of such termination;

(ii)  if the Company terminates this Agreement pursuant to Section 9.1(a)(v), the Company shall pay Parent the Termination Fee in full prior to or concurrently with such termination; or

(iii)  if (A) Parent or the Company terminates this Agreement pursuant to Section 9.1(a)(ii)(A) or Section 9.1(a)(ii)C) and (B) (i) prior to any such termination but following the Agreement Date any Person shall have made to the Company or the Company Shareholders, or publicly announced, a proposal or offer for any Acquisition Transaction that is not subsequently withdrawn and (ii) within 12 months following termination of this Agreement, any Acquisition Transaction with respect to the Company is consummated or the Company enters into a Contract providing for any Acquisition Transaction, the Company shall pay Parent the Termination Fee concurrently with the earlier of the date of the consummation of such Acquisition Transaction or the execution of such Contract, as applicable. For purposes of this Section 9.4, the term "Acquisition Transaction" shall have the meaning given to such term in Section 5.7(a) hereof, except that each reference to "80%" or "20%" therein shall be deemed to have been changed to "50%".

(b)  In the event that either of Parent or the Company terminates this Agreement following failure to obtain the Company Shareholder Approval at a meeting of the shareholders of the Company duly convened therefor or at any adjournment thereof, regardless of whether the circumstances set forth in Section 9.4(a) shall have occurred, within two Business Days after such termination the Company shall pay Parent the amount of all of the reasonable fees and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (not to exceed $400,000) by wire transfer of same day funds to an account designated by Parent. The amount of any such fee paid by the Company to Parent shall be credited against any subsequent payment by the Company to Parent of the Termination Fee pursuant to Section 9.4(a).

(c)  In the event that either Parent or the Company terminates this Agreement (other than a termination pursuant to which a Termination Fee is payable under Section 9.4(a)(i) or 9.4(a)(ii)), Parent will enter into an agreement with the Company (or amend any existing agreement) providing for the payment by Parent to the Company of at least $500,000 per month for the six-month period following the date of such termination in consideration of additional services to be provided by the Company on terms and conditions that are consistent with the terms and conditions for such services in existence on the date of this Agreement; provided, however, that if this Agreement is terminated pursuant to Section 9.4(a)(iii), then such new agreement (or such amendment to any existing agreement) shall also provide that such additional payments shall cease at the time any Acquisition Transaction (as defined in Section 9.4.(a)(iii)) with respect to the Company is consummated or the Company enters into a Contract providing for any such Acquisition Transaction.

(d)  The Company acknowledges that (i) the agreements contained in Sections 9.4(a) and 9.4(b) are an integral part of the transactions contemplated by this Agreement, (ii) the amount of, and the basis for payment of, the fees and expenses described therein is reasonable and appropriate in all respects, and (iii) without this agreement, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the fees and expenses due pursuant to Sections 9.4(a) or 9.4(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment for the amounts set forth in Sections 9.4(a) or 9.4(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount set forth in Sections 9.4(a) or 9.4(b) at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made hereunder.

ARTICLE X

MISCELLANEOUS

10.1.  Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier; (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next Business Day; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to Parent or Sub, to:

Apollo Group, Inc.
4615 East Elwood Street
Phoenix, AZ
Attn: Chief Financial Officer
Facsimile: (602) 383-5159

With a required copy to:

Morgan, Lewis & Bockius LLP
One Market Street
San Francisco, CA 94105
Attn: William A. Myers, Esq.
Facsimile: (415) 442-1001

If to the Company, to:

Aptimus, Inc.
100 Spear St., Suite 1115
San Francisco, CA 94105
Attn: President
Facsimile: (415) 896-2561

With a required copy to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attn:   Ted G. Wang, Esq.
Andrew Y. Luh, Esq.
Facsimile: (650) 988-8500

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

10.2.  Survival. The representations and warranties and covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time, except that the covenants and agreements set forth in Article VI and this Article X shall survive the Effective Time.

10.3.  Amendments and Waivers.

(a)  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that, after adoption of this Agreement by the Company Shareholders, no amendment or waiver shall be made which by Law requires further approval by the Company Shareholders without such further approval.

(b)  No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)  To the maximum extent permitted by Law, (i) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (ii) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

10.4.  Fees and Expenses. Except as set forth in Section 9.4, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

10.5.  Successors and Assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties; provided that Parent or Merger Sub may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, heirs, personal representatives, successors and assigns.

10.6.  Governing Law. This Agreement and the Exhibits and Schedules hereto shall be governed by and interpreted and enforced in accordance with the Laws of the State of California, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of California; provided, however, that issues involving the consummation and effects of the Merger shall be governed by the Laws of the State of Washington.

10.7.  Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of (a) California state courts located in San Francisco, California, and (b) the United States District Court for the Northern District of California, for the purposes of any Action arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any such Action in such courts. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party's respective address set forth above shall be effective service of process for any Action in such courts with respect to any matters to which it has submitted to jurisdiction in this Section 10.7. Each party irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of this Agreement or the transactions contemplated hereby in (i) California state courts located in San Francisco, California, or (ii) the United States District Court for the Northern District of California, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum.

10.8.  Counterparts. This Agreement may be executed in any number of counterparts, and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. The parties agree that the delivery of this Agreement may be effected by means of an exchange of facsimile signatures with original copies to follow by mail or courier service.

10.9.  Third Party Beneficiaries. No provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; except that in the case of Section 6.4 hereof, the Indemnified Parties and their respective heirs, executors, administrators, legal representatives, successors and assigns, are intended third party beneficiaries of such sections and shall have the right to enforce such sections in their own names.

10.10.  Entire Agreement. This Agreement and the documents, instruments and other agreements specifically referred to herein or delivered pursuant hereto set forth the entire understanding of the parties hereto with respect to the Merger. All Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement. Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement, other than the Confidentiality Agreement which shall continue in full force and effect in accordance with its terms.

10.11.  Captions. All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

10.12.  Severability. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

10.13.  Specific Performance. Parent and the Company each agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by them in accordance with the terms hereof and that each party shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity.

  ARTICLE XI

DEFINITIONS

11.1.  Definitions. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 11.1, or in the applicable Section of this Agreement to which reference is made in this Section 11.1.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person.

"Authorization" means any authorization, approval, consent, certificate, license, permit or franchise of or from any Governmental Entity or pursuant to any Law.

"Business Day" means a day other than a Saturday, Sunday or other day on which banks located in Phoenix, Arizona or San Francisco, California are authorized or required by Law to close.

"Company Material Adverse Effect" means any state of facts, development, event, circumstance, condition, occurrence or effect ("Effects") that, individually or taken collectively with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Effect, (a) is materially adverse to the condition (financial or otherwise), business, operations or results of operations of the Company and its Subsidiaries taken as a whole or (b) materially impairs the ability of the Company to perform its obligations hereunder, other than any such Effect arising out of (i) any changes affecting the economy generally or the industry in which the Company and its Subsidiaries operate or any changes in general economic conditions (provided that any such change or changes do not disproportionately affect in any material respect the Company and its Subsidiaries, taken as a whole), (ii) changes in the trading volume or trading prices of the Company Common Stock in and of themselves (provided that such exclusion shall not apply to any underlying Effect that may have caused such change in trading prices or volumes), (iii) any failure to meet analysts estimates or expectations as to revenue, earnings or other financial performance (provided that such exclusion shall not apply to any underlying Effect that may have caused such failure), (iv) the taking of any action required by this Agreement, (v) the termination, reduction or other negative development in the Company's relationships with any of its customers, suppliers or other business partners to the extent such Effect was proximately caused by the announcement or pendency of the transactions contemplated hereby, (vi) any employee attrition resulting from either Parent’s failure to offer continued employment to such employee or Parent offering continued employment to such employee with base salary and target bonus terms less favorable in the aggregate than those provided by the Company as of the Agreement Date, (vii) any Action, whether commenced or threatened, which asserts allegations of a breach of fiduciary duty relating to this Agreement or the Company Voting Agreements or violations of securities Laws in connection with any of the transactions contemplated by this Agreement or the Company Voting Agreements (“Specified Action”), (viii) changes in applicable Law or GAAP, or (ix) natural disasters.

"Contract" means any legally binding agreement, contract, license, lease, commitment, arrangement or understanding, written or oral, including any sales order and purchase order.

"Governmental Entity" means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state, local, or municipal government, foreign, international, multinational or other government, including any department, commission, board, agency, bureau, subdivision, instrumentality, official or other regulatory, administrative or judicial authority thereof, and any quasi-governmental regulatory body to the extent that the rules and regulations or orders of such body have the force of Law.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Indebtedness" means any of the following: (a) any indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current Liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, (e) any indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities, and (g) any guaranty of any of the foregoing.

"Knowledge" of a party or any similar phrase means, with respect to any fact or matter, the actual knowledge of the directors and executive officers of the party, together with such knowledge that such directors and executive officers could be expected to discover after reasonable inquiry concerning the existence of the fact or matter in question.

"Law" means any statute, law, constitution, treaty, ordinance, code, order, decree, judgment, rule, regulation and any other binding requirement or determination of any Governmental Entity.

"Order" means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision entered, issued or rendered by any Governmental Entity.

"Person" means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

"Subsidiary" or "Subsidiaries" means, with respect to any party, any Person, of which (i) such party or any Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such party and/or by any one or more of its Subsidiaries.

"$" means United States dollars.

11.2.  Interpretation.

(a)  The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(b)  The terms "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)  When a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement unless otherwise specified.

(d)  The word "include", "includes", and "including" when used in this Agreement shall be deemed to be followed by the words "without limitation", unless otherwise specified.

(e)  A reference to any party to this Agreement or any other agreement or document shall include such party's predecessors, successors and permitted assigns.

(f)  Reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder.

(g)  The parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

(h)  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

(i)  In this Agreement, "made available" shall mean that such documents or information referenced (i) shall have been contained in the Company's IntraLinks electronic data room to which Parent and its counsel had access no later than 11:59 p.m. Pacific Time on the date that is two days prior to the Agreement Date (the "Inclusion Date") (except with respect to documents required to be "made available" at a later time by the terms of this Agreement or that Parent or its counsel requested be added to the electronic data room after the Inclusion Date), and (ii) a reasonable person accessing such electronic data room would have been able to discover such documents or information based upon the labeling of the file containing such document or information and the placement thereof in the electronic data room.

(Remainder of Page Intentionally Left Blank)

IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto, duly authorized as of the date first written above.

APOLLO GROUP, INC.

By:	/s/ Joseph L. D’Amico
Name: Joseph L. D'Amico Title: Executive VP & CFO

ASTEROID ACQUISITION CORPORATION

By:	/s/ Brian Mueller
Name: Brian Mueller Title: President

APTIMUS, INC.

By:	/s/ Robert Wrubel
Name: Robert Wrubel Title: CEO & President